AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11, 1999
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         ARTESIAN RESOURCES CORPORATION
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

            DELAWARE                                   51-0002090
(State or other jurisdiction of             (I.R.S. Employer Identification
 incorporation or registration)                           No.)

                              664 CHURCHMANS ROAD
                                NEWARK, DE 19702
                                 (302) 453-6900
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                                 DIAN C. TAYLOR
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                         ARTESIAN RESOURCES CORPORATION
                              664 CHURCHMANS ROAD
                                NEWARK, DE 19702
                                 (302) 453-6900
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   Copies to:


     John F. Bales, III                              Justin P. Klein
Morgan, Lewis & Bockius LLP               Ballard Spahr Andrews & Ingersoll, LLP
     1701 Market Street                       1735 Market Street, 51st Floor
   Philadelphia, PA 19103                         Philadelphia, PA 19103
       (215) 963-5478                                 (215) 864-8606


    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box.    / /

    If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1)
of this Form, check the following box.    / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.    / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.    / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.    / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.    / /

                        CALCULATION OF REGISTRATION FEE

================================================================================================================
                                                                 PROPOSED           PROPOSED
                                                                  MAXIMUM            MAXIMUM         AMOUNT OF
                                               AMOUNT TO BE   OFFERING PRICE   AGGREGATE OFFERING  REGISTRATION
      TITLE OF SHARES TO BE REGISTERED          REGISTERED     PER UNIT (1)         PRICE (1)           FEE
----------------------------------------------------------------------------------------------------------------
Class A Non-Voting Common Stock,
  $1.00 par value...........................      460,000         $27.00         $12,420,000.00      $3,664.00
================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low sale prices reported on the Nasdaq National Market on February 8, 1999.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IF IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFEER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 11, 1999

PROSPECTUS

                                 400,000 SHARES


                                     [LOGO]


                        CLASS A NON-VOTING COMMON STOCK

--------------------------------------------------------------------------------

The Class A Non-Voting Common Stock of Artesian Resources Corporation is quoted on the Nasdaq National Market under the symbol "ARTNA." On February 8, 1999, the last reported sale price of the Class A Non-Voting Common Stock on Nasdaq was $27.00 per share. See "COMMON STOCK PRICE RANGE AND DIVIDENDS."

  BEFORE INVESTING, YOU SHOULD REVIEW THE "RISK FACTORS" BEGINNING ON PAGE 8.


                                                              PER SHARE    TOTAL
                                                              ---------   ------
Public Offering Price.......................................  $           $

Underwriting Discount.......................................  $           $

Proceeds to Artesian Resources..............................  $           $


We have granted the Underwriters a 30-day option to purchase up to 60,000 additional shares of Class A Non-Voting Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Janney Montgomery Scott Inc., on behalf of the Underwriters, expects to deliver
the shares on or about     , 1999 in Philadelphia, Pennsylvania. The sale of the
Class A Non-Voting Common Stock is subject to a number of conditions. See "UNDERWRITING."

--------------------------------------------------------------------------------

                          JANNEY MONTGOMERY SCOTT INC.

                The date of this Prospectus is          , 1999.

[Map of Delaware showing Artesian's exclusive franchised service area, municipal systems under supply contract and areas currently targeted for expansion.]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PROSPECTUS SUMMARY..........................................    4

FORWARD LOOKING STATEMENTS..................................    7

RISK FACTORS................................................    8

USE OF PROCEEDS.............................................   10

COMMON STOCK PRICE RANGE AND DIVIDENDS......................   11

CAPITALIZATION..............................................   12

SELECTED CONSOLIDATED FINANCIAL INFORMATION.................   13

MANAGEMENT'S DISCUSSION AND ANALYSIS........................   14

OUR COMPANY.................................................   18

MANAGEMENT..................................................   24

DESCRIPTION OF CAPITAL STOCK................................   26

UNDERWRITING................................................   31

LEGAL MATTERS...............................................   32

EXPERTS.....................................................   32

WHERE YOU CAN FIND MORE INFORMATION.........................   33

REPORTS TO SECURITY HOLDERS.................................   33

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................  F-1

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE CLASS A NON-VOTING COMMON STOCK, INCLUDING SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE CLASS A NON-VOTING COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     This Prospectus Summary calls your attention to selected information in this document, but may not contain all the information that is important to you. Unless otherwise indicated we have assumed, in presenting information about outstanding shares of Class A Non-Voting Common Stock, including per share information, that the Underwriters' over-allotment option will not be exercised. In this Prospectus, we frequently use the terms "we" and "our" to refer to both Artesian Resources and Artesian Water Company, Inc., our wholly owned utility subsidiary. To understand the offering fully and for a more complete description of the offering you should read this entire document carefully, including particularly the "RISK FACTORS" section, as well as the documents we have referred you to in the section called "WHERE YOU CAN FIND MORE INFORMATION."

                                  OUR COMPANY

     Artesian Water, our principal subsidiary, is the oldest and largest regulated public water utility in the State of Delaware and has been providing water within the state since 1905. For the year ended December 31, 1998, we reported revenues of $25.5 million and net income of $2.7 million, an increase of 14% and 37%, respectively, over revenues and net income for the year ended December 31, 1997. As a percentage of gross water sales, our revenues for 1998 by major customer classifications were 62.4% for residential, 28.4% for commercial, industrial, governmental, municipal and utility, and 9.2% for fire protection. These percentages have remained fairly constant for the past three years. As of December 31, 1998, we had approximately 61,000 metered customers and served a population of approximately 200,000, representing approximately 27% of Delaware's total population. We believe that we have a reputation for providing water and service of superior quality to our customers.

     Since 1993, we have expanded our service territory by approximately 40% through the acquisition of new service areas in Delaware. We currently have approximately 140 square miles of exclusive service territory, which is segmented into a number of service areas. A significant portion of this territory is undeveloped. Substantial portions of Delaware, particularly outside New Castle County, are not served by a public water system and represent potential new franchised service areas for Artesian Water. The total number of customers we serve has grown at an average annual rate of approximately 2.5% for the last five years. We expect to continue to increase our customer base as a result of population growth, development in our existing exclusive service areas, acquisition of new service areas and our innovative marketing initiatives.

     Our water system is supplied by 72 operating wells with 46 monitoring wells. We have identified sufficient sources of groundwater supply to serve our expanding customer base for the foreseeable future. Since 1992, we have increased our sources of groundwater supply from our own wells by 50%, or nearly nine million gallons per day. As a result, in 1998, we used 10% less purchased water than we did in 1997. Purchased water generally costs 50% more than our own groundwater supply. In addition, we are developing our Aquifer Storage and Recovery program to store large quantities of treated water to meet our peak-day demands.

     Our objective is to maintain and strengthen our position as a leading industry innovator and provider of high quality water and superior service throughout the State of Delaware. We will continue to invest in high quality infrastructure, secure long-term sources of supply and provide superior water and service to our customers. Our strategy is to capitalize on our reputation as the preferred water service provider in Delaware by increasing our customer base, expanding our exclusive franchise service area and pursuing contract management and supply agreements.

     In support of our strategic initiatives, we have budgeted capital investments of approximately $15.5 million in 1999 and approximately $42.0 million during the three-year period ending December 31, 2001. Our planned 1999 capital investments include $7.2 million for transmission and distribution facilities, $4.4 million for pumping and treatment facilities, $1.9 million for new sources of supply and $2.0 million for other general plant.

                        OUR ADDRESS AND TELEPHONE NUMBER

     Our executive offices are located at 664 Churchmans Road, Newark, Delaware 19702 and our telephone number is (302) 453-6900.

                                  THE OFFERING

Class A Non-Voting Common Stock, $1 par value........      400,000 shares

Common Stock to be outstanding after the offering:

  Class A Non-Voting Common Stock....................      1,693,848 shares

  Class B Voting Common Stock........................      512,726 shares

Nasdaq symbol........................................      ARTNA

Class A Non-Voting Common Stock 52-week price              $18.125 - $29.00
range..............................................
  (through February 8, 1999)

Annualized dividend rate.............................      $1.04 per share

Use of Proceeds......................................      We will use the net
                                                           proceeds of this offering
                                                           to repay certain short-term
                                                           borrowings of Artesian
                                                           Water.

     The shares of common stock in the table above to be outstanding after the offering are based on our shares outstanding as of February 8, 1999 and exclude an aggregate of 82,743 shares issuable upon the exercise of outstanding options under our stock option plans as of February 8, 1999, at a weighted average exercise price of $15.184 per share, of which 71,589 were fully vested and exercisable.

     The annualized dividend rate in the table above gives effect to the increase announced on January 22, 1999 in our quarterly dividend to $0.26 per share, payable on February 22, 1999 to stockholders of record on February 10, 1999. Purchasers of Class A Non-Voting Common Stock in this offering will not be entitled to this quarterly dividend. We also have a Dividend Reinvestment Plan. See "DESCRIPTION OF CAPITAL STOCK."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                         YEAR ENDED DECEMBER 31,
                                                            -------------------------------------------------
                                                              1998       1997      1996      1995      1994
                                                            --------   --------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
  Water sales............................................   $ 25,096   $ 22,003   $20,547   $20,526   $18,720
  Total operating revenues...............................     25,466     22,340    20,892    22,631    21,012
  Total operating expenses (1)...........................     19,799     17,933    16,791    18,698    17,198
  Operating income.......................................      5,667      4,407     4,101     3,933     3,814
  Interest charges.......................................      3,162      2,580     2,536     2,759     2,334
  Net income applicable to common stock..................      2,638      1,892     1,554     1,088     1,355
  Net income per share of common stock:
    Basic................................................   $   1.47   $   1.07   $  1.03   $  1.05   $  1.34
    Diluted..............................................   $   1.45   $   1.07   $  1.03   $  1.05   $  1.34
  Average shares of common stock outstanding:
    Basic................................................      1,796      1,762     1,509     1,032     1,011
    Diluted..............................................      1,816      1,775     1,515     1,034     1,013
  Cash dividends per share of common stock...............   $   0.97   $   0.92   $  0.90   $  0.63   $  0.60


                                                                AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                            -------------------------------------------------
                                                              1998       1997      1996      1995      1994
                                                            --------   --------   -------   -------   -------
BALANCE SHEET DATA:
  Utility plant, at original cost less accumulated
    depreciation.........................................   $109,780   $ 97,694   $88,993   $83,160   $73,238
  Total assets...........................................    119,376    107,867    99,708    96,841    87,453
  Notes payable..........................................      7,704      1,164        25     9,225     1,525
  Long-term debt and redeemable preferred stock,
    including current portions...........................     32,696     32,861    27,434    25,876    26,127
  Stockholders' equity...................................     27,933     26,587    25,759    15,668    15,000

OPERATING DATA:
  Average water sales per customer.......................   $    419   $    376   $   359   $   367   $   344
  Water pumped (millions of gallons).....................      6,739      6,637     6,419     6,561     6,506
  Number of metered customers............................     60,688     59,218    57,934    56,672    55,097
  Miles of water main....................................        820        797       781       763       746

------------------
(1) For the year ended December 31, 1995, includes a write-down of $784 in connection with our sale of an office building and a $128 loss on our disposal of Artesian Laboratories, Inc.

                           FORWARD LOOKING STATEMENTS

     We discuss in this Prospectus and in documents which we have incorporated into this Prospectus by reference certain matters which are not historical facts, but which are "forward looking statements." We intend these forward looking statements to qualify for safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward looking statements include, but are not limited to, future plans, objectives, expectations and events concerning various matters such as our capital expenditures, utility plant construction program, acquisitions of additional water service territories, earnings, growth potential, and rate and other regulatory matters. The forward looking statements in this Prospectus reflect what we currently anticipate will happen in each case. What actually happens could differ materially from what we currently anticipate will happen. We are not promising to make any public announcement when we think forward looking statements in this Prospectus are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason.

     Important matters that may affect what will actually happen include, but are not limited to: weather conditions; the impact of conservation efforts which may impact the demand of our customers for water; regulatory matters, including the potential impact of any future rate proceeding; the availability of capital for expansion; competition; and other factors described in the "RISK FACTORS" section.

                                  RISK FACTORS

     We have described for you below some risks involved in investing in the Class A Non-Voting Common Stock offered under this Prospectus. A word of caution: this is not a complete list of every risk. You should carefully consider each of the following factors and all of the information both in this Prospectus and in the other documents we refer you to in the section called "WHERE YOU CAN FIND MORE INFORMATION."

     Our Principal Stockholders Effectively Control Our Company. Following the offering, members of the Taylor family, which includes Dian C. Taylor (Chair of the Board of Directors, Chief Executive Officer and President of Artesian Resources), William H. Taylor, II (a director of Artesian Resources) and John R. Eisenbrey, Jr. (a director of Artesian Resources), will beneficially own approximately 76% of the outstanding Class B Voting Common Stock and approximately 5% of the outstanding Class A Non-Voting Common Stock. The holders of Class B Voting Common Stock generally have the exclusive right to vote on most fundamental corporate decisions affecting Artesian Resources, including the election of our Board of Directors. As a result, these principal stockholders will have significant control over the outcome of most fundamental corporate matters. If you purchase shares of Class A Non-Voting Common Stock, you will not be able to vote on most matters affecting Artesian Resources, including the election of directors. See "DESCRIPTION OF CAPITAL STOCK."

     Our Business Is Subject To Rate Regulation. The Delaware Public Service Commission regulates Artesian Water with respect to rates and charges for service, the sale and issuance of securities, mergers and other matters. That means, for example, that we cannot raise the rates we charge to our customers without first filing a petition with the Public Service Commission and going through a potentially lengthy administrative and hearing process. We currently anticipate that we will file for a rate increase during the first half of 1999, but we cannot predict when we will request approval for a rate increase or whether we will seek approval for any other matter the Public Service Commission regulates, nor can we predict whether the Public Service Commission will approve, deny or reduce the amount of any such requests. In addition, another entity or person cannot acquire control of Artesian Resources without prior approval from the Public Service Commission. See "OUR COMPANY -- Regulation."

     We Are Subject To Government Regulation. The United States, Delaware and local governments regulate many aspects of our business. Among the most important of these are awards of new service territory, water allocation rights, environmental matters and the quality of water we supply to our customers. We believe that we and all of our systems are currently in compliance in all important aspects with these regulations. However, government agencies continually review these regulations, particularly the primary water quality regulations, and may propose new or more restrictive requirements in the future. These may include more limitations on the permissible levels of certain chemicals and compounds in the water. We cannot predict what the costs may be to meet new or more restrictive government regulations. If the costs of any new or more restrictive government regulations are high, or we fail to comply with such regulations, it could have a material adverse effect on our financial condition and results of operations. See "OUR COMPANY -- Regulation."

     We Depend On The Availability Of Capital For Expansion, Construction And Maintenance. Our ability to continue our expansion efforts and fund our utility construction and maintenance program depends on the availability of adequate capital. With the proceeds from this offering and funds we anticipate receiving from future mortgage bond financings, as well as our existing lines of credit from banks and working capital, we believe we have sufficient funds to support our planned capital expenditures for the next 24 months. There is no guarantee that we will be able to obtain sufficient capital in the future or that the cost of capital will not be too high for future expansion and construction. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

     We Depend On An Adequate Water Supply. We depend on an adequate water supply to meet the present and future demands of our customers and to continue our expansion efforts. Unexpected conditions such as prolonged drought or pollution could interfere with our sources of water supply.

These factors could adversely affect our ability to supply water in sufficient quantities to our existing and future customers. Any interruption in our water supply could have a material adverse effect on our financial condition and results of operations. However, we believe that we have in place sufficient capacity to provide water service for the foreseeable future to all existing and anticipated future customers in all of our service territories.

     We Have Competition From Other Utilities In The Acquisition Of New Service Territories. Once the state agency grants a service territory to a water utility in Delaware, that utility is the only one permitted to service that territory. As a result, water utilities competitively pursue the exclusive right to service unfranchised territories in Delaware. Therefore, we face competition from other utilities as we continue to implement our strategy to acquire new franchised service territories. We cannot predict if, or to what extent, such competition will limit our strategy for future growth.

     We Have Limitations Which May Effect Our Ability To Pay Dividends. The Restated Certificate of Incorporation of Artesian Resources, as amended, requires that we pay or set aside for payment all accrued dividends and sinking fund payments payable on any outstanding preferred stock before we can pay dividends on our common stock. We also have certain limitations on dividend payments in bond covenants. These limitations have never impacted our ability to pay dividends on our common stock and we currently anticipate paying dividends for each quarter of 1999. Our earnings, financial condition, capital requirements, applicable regulations and other factors, including the timeliness and adequacy of rate increases granted to Artesian Water, will determine both our ability to pay dividends on the common stock and the amount of those dividends. We cannot guarantee that we will continue to pay dividends on our common stock in the future or in amounts similar to past dividends. See "DESCRIPTION OF CAPITAL STOCK -- Preferred Stock" and "COMMON STOCK PRICE RANGE AND DIVIDENDS."

     We Are Subject To Year 2000 Risks. The software used in many computer systems and computerized control devices was designed to record only the last two digits of each year. This software may not function properly as of January 1, 2000 because it interprets the new year as 1900. We are evaluating our own computer systems and engaging in periodic testing to make certain that those systems will work properly in the year 2000. We have identified which systems are critical for operations and expect to be Year 2000 compliant by June 30, 1999. Nonetheless, we may not have identified every computer system and computerized control device of ours which may be affected by the Year 2000. Even if identified, we may not be able to reprogram or replace all of these systems and devices before January 1, 2000. More importantly, we cannot assess the impact on us of failures of computer systems and control devices used and/or provided by others, such as our suppliers. We have asked each of our principal suppliers to advise us on their Year 2000 compliance and are in the process of developing contingency plans in case any of our principal suppliers' systems fail. Our contingency plans include the installation of back-up generators, increasing inventory levels of crucial materials and supplies and identifying alternative suppliers. We expect these plans to be in effect by June 30, 1999, but we cannot guarantee that we will be unaffected by the Year 2000 risk. A significant Year 2000-related problem could have a material adverse effect on our financial condition and results of operations. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

     We Are Subject To Anti-Takeover Measures. Section 203 of the Delaware General Corporation Law, which applies to Artesian Resources, contains certain anti-takeover provisions prohibiting a "business combination" between a corporation and an "interested stockholder" within three years of the stockholder becoming an "interested stockholder." These provisions deter merger proposals, tender offers or other attempts to affect changes in control of Artesian Resources that are not negotiated and approved by our Board of Directors. In addition, we have adopted certain provisions in our Certificate of Incorporation and by-laws which may have anti-takeover implications, including a classified Board of Directors and higher stockholder voting requirements for certain corporate actions. These provisions could discourage, delay or prevent an acquisition of Artesian Resources. See "DESCRIPTION OF CAPITAL STOCK" and "RISK FACTORS -- Our Principal Stockholders Effectively Control Our Company."

                                USE OF PROCEEDS

     The net proceeds from the sale of the 400,000 shares of Class A Non-Voting Common Stock offered by this Prospectus, after deducting the Underwriters' discounts and estimated offering expenses, are estimated to be $10,150,000 ($11,710,000 if the Underwriters' over-allotment option is exercised in full), assuming an offering price of $27.00 per share. We will use the entire net proceeds to fund an equity contribution in the same amount to our subsidiary, Artesian Water. Artesian Water will use the equity contribution to repay borrowings incurred primarily to finance expenses associated with its construction program, including investment in utility plant and systems and maintenance. At January 31, 1999, Artesian Water had aggregate short-term borrowings outstanding of $7.8 million under lines of credit with three separate financial institutions at interest rates averaging approximately 6.0%. These lines of credit mature in April and September 1999, unless Artesian Water extends or renegotiates them with the financial institutions. This use of proceeds will reduce Artesian Water's current debt capitalization ratio, which we believe will improve Artesian Water's capacity to issue additional long-term debt to finance future capital investments. Artesian Water will use the balance of the equity contribution to invest in utility plant and equipment. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

                     COMMON STOCK PRICE RANGE AND DIVIDENDS

     Our Class A Non-Voting Common Stock is listed on the Nasdaq National Market and trades under the symbol "ARTNA." On January 29, 1999, we had 612 holders of record of the Class A Non-Voting Common Stock. The following table sets forth, for the periods indicated, the high and low closing sale prices for the Class A Non-Voting Common Stock on the Nasdaq National Market and the cash dividends declared per share.

                                                                              DIVIDEND
                                                       HIGH        LOW        PER SHARE
                                                      ------      ------      ---------
1997
  First Quarter.................................      $18.00      $16.25       $0.230
  Second Quarter................................       18.25       17.00        0.230
  Third Quarter.................................       19.00       17.25        0.230
  Fourth Quarter................................       19.00       18.00        0.230

1998
  First Quarter.................................      $19.75      $18.25       $0.230
  Second Quarter................................       19.25       18.63        0.230
  Third Quarter.................................       23.00       18.75        0.255
  Fourth Quarter................................       27.38       21.00        0.255

1999
  First Quarter (through February 8, 1999)......      $27.75      $26.50       $0.260

     The closing sale prices shown above reflect prices between dealers and do not include retail markups or markdowns or commissions and may not necessarily represent actual transactions. A recent closing sale price per share of Class A Non-Voting Common Stock is shown on the cover page of this Prospectus.

     Our Class B Voting Common Stock is quoted on the OTC Bulletin Board under the symbol "ARTNB." There has been a limited and sporadic public trading market for the Class B Voting Common Stock. The last reported trade of the Class B Voting Common Stock on the OTC Bulletin Board was at a price of $20.00 per share on January 22, 1999. As of January 29, 1999, we had 267 holders of record of the Class B Voting Common Stock.

     On January 22, 1999, Artesian Resources declared a $0.26 dividend per share for the first quarter on shares of record of Class A Non-Voting Common Stock and Class B Voting Common Stock on February 10, 1999, payable on February 22, 1999. Purchasers of Class A Non-Voting Common Stock in this offering will not be entitled to the first quarter dividend. We currently anticipate paying dividends in each of the last three quarters of 1999 at a rate of $0.26 per share on Class A Non-Voting Common Stock and Class B Voting Common Stock. We cannot assure that we will maintain our current dividend rate, increase our dividend rate or continue to pay dividends on our common stock in the future. Our payment of future dividends will depend primarily upon our earnings, financial condition, capital requirements, provisions in our debt instruments limiting dividends, applicable regulations and other factors, including the timeliness and adequacy of rate increases granted to Artesian Water. No dividends may be paid on the common stock unless all accrued dividends and sinking fund payments payable on any outstanding preferred stock have been paid or set aside for payment. We are current in the payment of such dividends and sinking fund payments.

                                 CAPITALIZATION

     The following table sets forth Artesian Resources' capitalization as of December 31, 1998 and as adjusted to give effect to the sale of the Class A Non-Voting Common Stock and the application of net proceeds as described under "USE OF PROCEEDS." The following should be read in conjunction with the Financial Statements and the Notes thereto of Artesian Resources which are included in this Prospectus. See "INDEX TO CONSOLIDATED FINANCIAL STATEMENTS."

                                                           AS OF DECEMBER 31, 1998
                                                ---------------------------------------------
                                                           (DOLLARS IN THOUSANDS)
                                                       ACTUAL              AS ADJUSTED(1)
                                                ---------------------   ---------------------
                                                AMOUNT      PERCENT     AMOUNT      PERCENT
                                                -------   -----------   -------   -----------
Long-term debt, net of current portion........  $32,053       53.0%     $32,053       45.4%
                                                -------                 -------
9.96% Cumulative Prior Preferred Stock --
  mandatorily redeemable......................      500        0.8%         500        0.7%
                                                -------                 -------
7% Prior Preferred Stock......................      272        0.5%         272        0.4%
                                                -------                 -------
Common stockholders' equity:
  Class A Non-Voting Common Stock (2).........    1,291                   1,691
  Class B Voting Common Stock.................      512                     512
  Additional paid-in capital..................   18,073                  27,823
  Retained earnings...........................    7,785                   7,785
                                                -------                 -------
     Total common stockholders' equity........   27,661       45.7%      37,811       53.5%
                                                -------      -----      -------      -----
        Total capitalization..................  $60,486      100.0%     $70,636      100.0%
                                                =======      =====      =======      =====

------------------
(1) Reflects the sale of 400,000 shares of Class A Non-Voting Common Stock at an assumed offering price of $27.00 per share, less estimated Underwriters' discounts and offering expenses of $650,000.

(2) Excludes 84,057 shares of Class A Non-Voting Common Stock issuable upon the exercise of outstanding options, at a weighted average exercise price of $15.21 per share, of which 72,903 were fully vested and exercisable.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following table sets forth certain historical financial information with respect to Artesian Resources on a consolidated basis as of and for each year in the five-year period ended December 31, 1998. This table should be read in conjunction with the consolidated financial statements, related notes and other financial information included in this Prospectus. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

                                                                     YEAR ENDED DECEMBER 31,
                                                         ------------------------------------------------
                                                           1998      1997      1996      1995      1994
                                                           ----      ----      ----      ----      ----
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Operating revenues
    Water sales........................................  $ 25,096   $22,003   $20,547   $20,526   $18,720
    Other revenue......................................       370       337       345     2,105     2,292
                                                         --------   -------   -------   -------   -------
      Total operating revenues.........................    25,466    22,340    20,892    22,631    21,012
                                                         --------   -------   -------   -------   -------
  Operating expenses
    Operating and maintenance (1)......................    14,273    12,775    12,154    14,297    13,014
    Depreciation and amortization......................     2,183     2,441     2,193     2,240     1,986
    State and federal income taxes.....................     1,808     1,278     1,096       791       963
    Property and other taxes...........................     1,535     1,439     1,348     1,370     1,235
                                                         --------   -------   -------   -------   -------
      Total operating expenses.........................    19,799    17,933    16,791    18,698    17,198
                                                         --------   -------   -------   -------   -------
  Operating income.....................................     5,667     4,407     4,101     3,933     3,814
                                                         --------   -------   -------   -------   -------
  Other income (expense), net..........................       215       158        94        33         6
                                                         --------   -------   -------   -------   -------
  Total income before interest charges.................     5,882     4,565     4,195     3,966     3,820
  Interest charges.....................................     3,162     2,580     2,536     2,759     2,334
                                                         --------   -------   -------   -------   -------
  Net income...........................................     2,720     1,985     1,659     1,207     1,486
  Dividends on preferred stock.........................        82        93       105       119       131
                                                         --------   -------   -------   -------   -------
  Net income applicable to common stock................  $  2,638   $ 1,892   $ 1,554   $ 1,088   $ 1,355
                                                         ========   =======   =======   =======   =======
  Net income per share of common stock:
    Basic..............................................  $   1.47   $  1.07   $  1.03   $  1.05   $  1.34
                                                         ========   =======   =======   =======   =======
    Diluted............................................  $   1.45   $  1.07   $  1.03   $  1.05   $  1.34
                                                         ========   =======   =======   =======   =======
  Average shares of common stock outstanding:
    Basic..............................................     1,796     1,762     1,509     1,032     1,011
    Diluted............................................     1,816     1,775     1,515     1,034     1,013
  Cash dividends per share of common stock.............  $   0.97   $  0.92   $  0.90   $  0.63   $  0.60
                                                         ========   =======   =======   =======   =======

                                                             AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                         ------------------------------------------------
                                                           1998      1997      1996      1995      1994
                                                           ----      ----      ----      ----      ----
                                                              (IN THOUSANDS, EXCEPT OPERATING DATA)
BALANCE SHEET DATA:
  Utility plant, at original cost less accumulated
    depreciation.......................................  $109,780   $97,694   $88,993   $83,160   $73,238
  Total assets.........................................   119,376   107,867    99,708    96,841    87,453
  Notes payable........................................     7,704     1,164        25     9,225     1,525
  Long-term debt and redeemable preferred stock,
    including current portions.........................    32,696    32,861    27,434    25,876    26,127
  Stockholders' equity.................................    27,933    26,587    25,759    15,668    15,000
  Total capitalization.................................    60,486    59,290    52,695    34,086    40,625
OPERATING DATA:
  Average water sales per customer.....................  $    419   $   376   $   359   $   367   $   344
  Water pumped (millions of gallons)...................     6,739     6,637     6,419     6,561     6,506
  Number of metered customers..........................    60,688    59,218    57,934    56,672    55,097
  Miles of water main..................................       820       797       781       763       746

------------------
(1) For the year ended December 31, 1995, includes a write-down of $784 in connection with our sale of an office building and a $128 loss on our disposal of Artesian Laboratories, Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

OVERVIEW

     Artesian Water, our principal subsidiary, is the oldest and largest regulated public water utility in the State of Delaware and has been providing water within the state since 1905. We distribute and sell water to residential, commercial, industrial, governmental, municipal and utility customers throughout Delaware. As of December 31, 1998, we had approximately 61,000 metered customers and served a population of approximately 200,000, representing approximately 27% of Delaware's total population. We believe that we have a reputation for providing water and service of superior quality to our customers.

     The Delaware Public Service Commission regulates Artesian Water's rates charged for water service, the sale and issuance of securities, mergers and other matters. We periodically seek rate increases to cover the cost of increased operating expenses, increased financing expenses due to additional investments in utility plant and other costs of doing business. Increases in customers served by Artesian Water also contribute to increases in our operating revenues, although such increases have been offset slightly by reductions in customers' individual usage. We continue our efforts to contain expenses and improve efficiencies which contribute to increases in our operating income. Our business also is subject to seasonal fluctuations and the effects of weather.

1998 COMPARED TO 1997

  Operating Revenues

     We realized 98.5% of our total revenue in 1998 from the sale of water. Water sales revenue increased $3,093,000, or 14.1%, for the year ended December 31, 1998 compared to 1997. The increase was primarily due to rate increases placed in effect in late 1997 and in 1998, and to a 2.5% increase in the number of customers served, which was slightly offset by a decrease in usage per customer.

  Operating Expenses

     Operating and maintenance expenses increased $1,498,000, or 11.7%, primarily due to increased payroll and related expenses and increased regulatory expenses, including rate case amortization. The ratio of operating and maintenance expense to total revenue was 56.0% for the year ended December 31, 1998, compared to 57.2% for the same period in 1997. Payroll and related expenses increased $517,000, or 8.7%, primarily due to the addition of new employees and increases in annual merit and incentive compensation. Rate case amortization expense increased $249,000, or 223.0%, due to the use of a two-year amortization period for a portion of deferred rate case costs. Rent expense increased $193,000, or 271.8%, due to the renewal of the office building lease with White Clay Realty effective January 1, 1998, which is classified as an operating lease. Repair and maintenance expense increased $251,000, or 41.0%, due to the timing of storage tank maintenance.

     Depreciation and amortization expense decreased $258,000, or 10.6%, due to the treatment of the renewed White Clay Realty lease as an operating lease and lower book depreciation rates approved in our last rate case. Income tax expense increased $530,000, or 41.5%, reflecting our increased profitability in 1998. Our total effective income tax rate for 1998 was 39.9% compared to 39.7% for 1997.

  Interest Charges

     Interest charges increased $582,000, or 22.6%, primarily due to a higher average level of debt outstanding, which was partially offset by a slightly lower average interest rate for 1998. The increase in the average debt outstanding was partly attributable to our issuance of $10 million of Series M and $5 million of Series N First Mortgage Bonds in June and September 1997, respectively.

  Net Income

     For the year ended December 31, 1998, our net income applicable to common stock increased by $746,000, or 39.4%, compared to the same period in 1997. The increase in net income was primarily due to rate increases placed in effect in late 1997 and in 1998, and to the addition of new customers, which was slightly offset by a decrease in usage per customer. Net income also increased as a result of our cost control programs.

1997 COMPARED TO 1996

  Operating Revenues

     We realized 98.5% of our total revenue in 1997 from the sale of water. Water sales revenue increased $1,456,000, or 7.1%, for the year ended December 31, 1997 compared to 1996. The increase primarily resulted from increased customer usage attributable to improved weather conditions in 1997, and to a 2.2% increase in the number of customers we served and a rate increase placed in effect in late 1997.

  Operating Expenses

     The ratio of operating and maintenance expense to total revenue was 57.2% for the year ended December 31, 1997, compared to 58.2% for the same period in 1996. Payroll and related expenses increased $327,000, or 5.8%, due to salary adjustments and increases in annual merit and incentive compensation. Reductions in pension and health-related benefit costs offset salary increases by $107,000.

     Depreciation and amortization expense increased $248,000, or 11.3%, primarily due to an overall increase in our utility plant in service at December 31, 1997. Income tax expense increased $182,000, or 16.6%, reflecting our increased profitability in 1997. Property and other taxes increased $91,000, or 6.8%, primarily due to an increase in local real estate property taxes. Our total effective income tax rate for 1997 was 39.7% compared to 39.8% for 1996.

  Interest Charges

     Interest charges increased $44,000, or 1.7%, primarily due to the refinancing of our short-term lines of credit through the issuance of Series M and Series N First Mortgage Bonds in June and September 1997, respectively.

  Net Income

     For the year ended December 31, 1997, our net income applicable to common stock increased by $338,000, or 21.8%, compared to the same period in 1996. The increase in net income primarily resulted from increased customer usage attributable to improved weather conditions in 1997, and to a 2.2% increase in the number of customers we served and a rate increase placed in effect in late 1997. Net income also increased as a result of our cost control programs.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

     Our primary sources of liquidity for 1998 were $6.5 million borrowed on our short-term lines of credit and $7.4 million provided by cash flow from operating activities. Cash flow from operating activities was primarily provided by our utility operations, and is impacted by operating and maintenance expenses, the timeliness and adequacy of rate increases and weather conditions.

     We rely on our sources of liquidity for investments in our utility plant and systems and to meet our various payment obligations. We currently estimate that our aggregate investments in our utility plant and systems in 1999 will be approximately $15.5 million. Our total obligations related to dividend and sinking fund payments on preferred stock, interest payments on indebtedness, rental payments and water service interconnection agreements for 1999 are anticipated to be approximately $5.6 million.

INVESTMENT IN UTILITY PLANT AND SYSTEMS

     Capital expenditures increased by approximately $3.1 million for the year ended December 31, 1998, or approximately 27.5% over capital expenditures recorded in 1997. Investment in utility plant, excluding amounts contributed by real estate developers, increased by $2.5 million, or 22.9%, from $10.9 million recorded in 1997 to $13.4 million in 1998. In addition, developers financed $2.1 million for the installation of water mains and hydrants serving their developments, compared to $1.7 million financed by developers in 1997. We continued our efforts to locate and develop new sources of water supply, particularly in southern New Castle County, investing over $3.3 million in 1998 in new wells and treatment facilities for water service for new developments and to supply a potential new industrial customer in southern New Castle County. The replacement and renewal of transmission mains and related costs totaled $1.3 million. We also were required to invest over $1.7 million for the relocation of existing facilities resulting from government-mandated roadway construction projects. Investments in new transmission and distribution facilities totaled $4.7 million. We invested approximately $1.3 million in other general utility plant, including system automation.

     We intend to invest over $15.5 million in utility plant in 1999. Developers are expected to finance an additional $2.8 million in utility plant construction. We expect to invest approximately $7.8 million in new sources of water supply, new treatment facilities, rehabilitation of current facilities and our Aquifer Storage and Recovery system. The single largest project we will undertake in 1999 is the first phase of a two-phase project in Sussex County which includes a new transmission main, a treatment facility and an elevated storage tank with a total cost of approximately $6.0 million. As part of our replacement and renewal program, we will be investing an additional $0.9 million to improve treatment facilities at 15 different locations. In addition, we have projected an investment of $1.3 million in other general plant.

     The remaining $5.5 million of anticipated investments is for projects for which the timing of initiation and completion are directly influenced by the needs of developers or governmental agencies. The primary projects include wells, treatment facilities and transmission systems for prospective developments in southern New Castle, Kent and Sussex Counties totaling approximately $4.3 million. In addition, we have projected nearly $1.2 million for the relocation of existing mains as a result of government-mandated roadway construction. With the exception of the state highway relocation projects, we may exercise some discretion in the exact timing of many of these expenditures.

FINANCING

     We have several sources of liquidity to finance our investment in utility plant and other fixed assets. Developer advances and contributions in aid of construction are used for the installation of mains and hydrants in new developments. We estimate that approximately $15.5 million of our capital expenditures will be financed by our operations and external sources, including a combination of capital contributions and short-term borrowings under our revolving credit agreements discussed below. The remaining $2.8 million of capital expenditures will be financed by developers.

     At December 31, 1998, we had a working capital deficit of $8.5 million mainly due to borrowings on our lines of credit and an increase in accounts payable associated with the volume of utility plant construction projects currently in progress. We anticipate that the proceeds from this offering will enable us to eliminate our working capital deficit.

     At December 31, 1998, Artesian Water had lines of credit with three separate financial institutions totaling $35.0 million to meet its temporary cash requirements. These revolving credit facilities are unsecured. As of December 31, 1998, we had $27.3 million of available funds under these lines. The interest rate for borrowings under each of these lines is the London Interbank Offering Rate plus 1.0% or the bank's federal funds rate plus 1.0%, at our discretion. All the facilities are reviewed annually by each bank for renewal.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. We adopted this statement effective January 1, 1998, and have no components of comprehensive income to report.

     In June 1997, FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," which established standards for reporting information about operating segments in interim financial reports issued to shareholders. It also established standards for related disclosure about products and services, geographic areas and major customers. We adopted this statement effective January 1, 1998.

     In February 1998, FASB issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosure about Pension and Other Postretirement Benefits," which revised employers' disclosures about pensions and other postretirement benefit plans, and did not change the measurement or recognition of those plans. We adopted this statement effective December 31, 1998.

     In June 1998, FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which established accounting and reporting standards for derivative instruments and hedging activities. We plan to adopt this statement effective January 1, 2000. Our adoption of this statement will not have a material impact on our financial condition or results of operations.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement is effective for financial statements for fiscal years beginning after December 15, 1998. Earlier application is encouraged in fiscal years for which annual financial statements have not been issued. We implemented this statement in the first quarter of 1998 and it did not have a material impact on our financial condition or results of operations.

YEAR 2000 COMPLIANCE

     Our management has completed an assessment of all our information and non-information technology systems and implemented a company-wide program which continues to test and correct all of our critical systems to ensure Year 2000 compliance. We have dedicated the financial, technical and management resources required to achieve Year 2000 compliance. We identified the critical systems for our operations and expect to be compliant by June 30, 1999. Additionally, in 1998, we adopted management practices which require that any new systems or system upgrades be Year 2000 compliant prior to their purchase and implementation.

     In 1998, we undertook a comprehensive program to assess providers of critical services for the purpose of identifying and minimizing exposure to Year 2000 risks that are not under our direct control. We are currently developing contingency plans which we expect to be in place by June 30, 1999. Contingency plans include, but are not limited to, the installation of back-up generators in case of power loss; increasing inventory levels in late 1999 for crucial materials and supplies, including gasoline, diesel fuel and water treatment chemicals; and identifying alternate providers in case our primary providers cannot meet delivery requirements.

     We are completing our Year 2000 compliance program in the normal course of business and do not anticipate a material impact on our business, results of operations, liquidity or capital resources. As a result of our corporate automation plan developed in 1994, we have capitalized $395,000 during the year ended December 31, 1998 on new computer software and hardware, some of which replaced software and hardware which was not Year 2000 compliant. We do not anticipate any significant capital expenditures for computer software and hardware in 1999 for the purpose of achieving Year 2000 compliance.

                                  OUR COMPANY

INTRODUCTION

     Artesian Water, our principal subsidiary, is the oldest and largest regulated public water utility in the State of Delaware and has been providing water within the state since 1905. We distribute and sell water to residential, commercial, industrial, governmental, municipal and utility customers throughout Delaware. As of December 31, 1998, we had approximately 61,000 metered customers and served a population of approximately 200,000, representing approximately 27% of Delaware's total population. We believe that we have a reputation for providing water and service of superior quality to our customers.

MARKET AND SERVICE AREA

     Our current market area is the State of Delaware, which had a population of approximately 744,000 at July 31, 1998. According to the Delaware Economic Development Office, Delaware's population has increased by approximately 7% over the six-year period ended July 31, 1998. Most of our existing exclusive franchised service areas and customers are in New Castle County in northern Delaware. Although New Castle is the most populous of Delaware's three counties, Sussex County, in southern Delaware, has experienced the most significant growth with a population increase of approximately 15% over the last six years. Substantial portions of Delaware, particularly outside of New Castle County, are not served by a public water system and represent potential new exclusive franchised service areas for Artesian Water. We continue to focus resources on developing and serving existing service territories and obtaining new territories throughout the state.

     In Delaware, a Certificate of Public Convenience and Necessity issued by the Delaware Department of Natural Resources and Environmental Control grants a water company the exclusive right to serve all existing and new customers within a designated area. In this Prospectus, we refer to these Certificates as "CPCNs" or "franchises." We hold CPCNs for approximately 140 square miles of exclusive service territory, which is segmented into a number of service areas. Our largest connected regional water system, consisting of approximately 101 square miles and 60,000 customers, is located in northern Delaware. A significant portion of our exclusive service territory remains undeveloped, and if and when development occurs and there is population growth in these areas, we will increase our customer base by providing water service to the newly developed areas and new customers. Within our existing service territory, we hold CPCNs for over 3,000 acres zoned for industrial and manufacturing development. Nearly 2,000 of these acres have been targeted for development by the Delaware Economic Development Office, a state agency whose primary objective is to attract business and industry to Delaware, and we are partnering with the state to market these sites for industrial and manufacturing development.

     Since 1993, we have been significantly expanding our service territory by acquiring new exclusive service areas in Delaware through grants of CPCNs. This expansion, which has occurred in southern New Castle, Kent and Sussex Counties, has increased our exclusive service area in Delaware by approximately 40% since 1993. The pursuit of new service territory in the State of Delaware by water companies is competitive.

     The total number of customers we serve has grown at an average annual rate of approximately 2.5% for the last five years. We expect to continue to increase our customer base as a result of population growth, development in our existing exclusive service areas, acquisition of new service areas and our innovative marketing initiatives.

STRATEGIC INITIATIVES

     Our objective is to maintain and strengthen our position as a leading industry innovator and provider of high quality water and superior service throughout the State of Delaware. The following are the key strategic initiatives to achieve our objective:

  GROWTH STRATEGY

     Expand Our Customer Base in Existing Exclusive Service Territories. We intend to increase our customer base and revenues in Delaware by providing water service to new residential, commercial and industrial customers as growth occurs in previously undeveloped areas within our existing exclusive service territory. We also plan to increase water sales to municipalities, within our existing service territory, which are currently served by private wells. For example, we recently acquired the rights to provide water to two municipalities and neighboring developments in Sussex County providing us the opportunity to serve approximately 3,000 new customers. We began construction in December 1998 of a fully integrated water system to serve both municipalities and we expect to add these new customers over the next three years. We believe that our average annual customer growth rate will increase during the foreseeable future as a result of these investments and our overall marketing efforts.

     Expand Service Area and Customer Base Through Acquisition of New Exclusive Service Territories. We intend to continue our service territory expansion by applying for additional franchises for service territory as land development progresses and may also expand through possible acquisitions of existing water systems. Since 1993, we have focused our expansion efforts in the higher growth areas of Delaware, primarily in southern Delaware. We believe that we have significant opportunities to acquire additional exclusive service territory in southern Delaware because substantial portions of this area remain undeveloped and are not presently served by a municipal water system or covered by a franchise granting exclusive rights to provide water service to any water company.

     Pursue Contract Management and Supply Agreements with Municipalities and Utilities. We believe we have significant opportunities to enter into agreements with municipalities and other utilities to provide contract management of water systems, provide operational expertise and supply water. We have been actively pursuing those relationships and entered into agreements in 1998 to supply water to two municipalities in New Castle County. We believe these agreements provide additional opportunities to increase the number of customers we serve.

  OPERATIONAL STRATEGY

     Promote Competitive Advantage of High Quality Water and Infrastructure. We have a reputation, as shown by customer surveys, for providing water of consistently superior quality to customers. We believe our water quality and significant investment in infrastructure give Artesian Water a competitive edge in increasing our customer base and expanding our service territory. Our groundwater sources and water system infrastructure contribute to our high water quality. Our wells are drilled into aquifers accessing groundwater, which generally is higher quality water than water from surface sources such as rivers and creek basins. Additionally, our wells generally access deeper aquifers which may provide better water quality than wells accessing more shallow aquifers due to the possibility of land use contamination at more shallow levels. Our maintenance program for transmission and distribution lines and the construction of new lines also focuses on water quality. Our standard practice is to install ductile iron pipe, which has greater longevity and superior ability to withstand wear and tear compared to plastic pipe and other alternatives, to ensure that the water transmission process maintains the quality of water pumped from our wells. We believe that our significant investment in infrastructure lowers the potential for costly and disruptive repairs to our water transmission systems in the future.

     Secure Long-Term Sources of Self-Supply. We have identified sufficient sources of groundwater supply to serve our expanding customer base for the foreseeable future. Our self-supply has increased from 63% of our total water supply in 1992 to approximately 80% in 1998. Since 1992, we have increased our sources of groundwater supply from our own wells by 50%, or nearly nine million gallons per day, and plan to continue development of new sources of groundwater supplies previously identified. In addition, by developing and using innovative storage techniques, such as our Aquifer Storage and Recovery program, we will be able to store large quantities of treated water to meet the peak demands on Artesian Water and neighboring utilities to which we could sell excess water at bulk rates. We believe we can place in operation a system of such storage and recovery wells which will eliminate the need for more costly alternative storage options such as surface reservoirs. Wells of this type have been used successfully in a number of east coast states, including New Jersey and Florida, where soil conditions permit the use of this water storage technique.

     Promote Superior Customer Service and Demand Side Management. We maintain a corporate-wide customer relations and marketing program to support our efforts to expand our operations and provide superior service to our existing customer base. We believe our customer relations program differs from traditional water industry approaches. We train all employees who have customer contact, including meter readers and meter installation personnel, to handle issues traditionally addressed only by customer service representatives. Our marketing efforts also include advertising, direct-mail marketing campaigns, community outreach and conservation education programs. We also sponsor community events, develop relationships with developers and landowners and participate in policy-making political, educational and legislative forums with state, county and municipal government officials. With respect to the demand side, we actively promote measures which will encourage our customers to conserve water. We employ a rate structure which shifts the incremental cost of providing increasing supplies to those customers who use comparatively higher volumes of water. In addition, we continue to provide a comprehensive water education program to elementary school children and conservation devices to homeowners at reasonable prices. We have recorded a decrease in per capita consumption of approximately 10% since the beginning of the program. We believe such decreases based on conservation efforts will permit us to avoid unnecessary capital expenditures to meet peak water demands, which in turn benefits our customers by lowering costs.

WATER SUPPLY

     Our primary sources of water are our wells that pump groundwater from aquifers and other formations. To supplement our groundwater supply, we purchase surface water through interconnections only in the northern service area of our northern New Castle County system. The purchased surface water is blended with our groundwater supply for transmission to our customers. Nearly 80% of the overall 6.7 billion gallons of water we distributed in all our systems during 1998 came from our groundwater wells, while the remaining 20% came from interconnections with other utilities and municipalities. During 1998, our average rate of water pumped was approximately 14.5 million gallons per day ("mgd") from our groundwater wells and approximately 3.8 mgd was supplied from interconnections. Our peak water supply capacity currently is approximately 48.0 mgd. Our peak water demand in 1998 was approximately 24.3 mgd. We believe that we have in place sufficient capacity to provide water service for the foreseeable future to all existing and new customers in all of our service territories.

     We have 72 operating and 46 monitoring wells in our systems. Our northern New Castle County system is interconnected. In the remainder of the state, we have several satellite systems which have not yet been connected by transmission and distribution facilities. We intend to join these systems into larger integrated regional systems through the construction of a transmission and distribution network as development continues and our expansion efforts provide us with contiguous exclusive service territories.

     We have 14 interconnections with four neighboring water utilities and four municipalities which provide us with the ability to purchase or sell water. Interconnection agreements with Chester Water Authority and one municipality have "take or pay" clauses requiring us to take, as of December 31, 1998, minimum draws totaling 1.3 billion gallons annually. We presently use the minimum draws under these agreements. The Chester Water Authority agreement, which expires in 2021, provides for a renewal period of an additional 25 years at our option, subject to the approval of the Susquehanna River Basin Commission. We recently decided not to renew one interconnection agreement with the municipality, which reduced our overall take or pay requirement by 100 million gallons annually. Our remaining take or pay agreement with that municipality expires and is renewable in December 2001. All of the interconnections provide Artesian Water the ability to sell water to neighboring water utilities or municipalities.

  Water Allocation

     Under state laws and regulations, we are required to file applications with the Delaware Department of Natural Resources and Environmental Control for water allocation permits for each of our production wells pumping quantities of water above certain levels. Presently, we have permits for 59 wells, permit applications pending for nine wells and four wells not requiring a permit. Our access to aquifers within our service territory is not exclusive. Water allocation permits control the amount of water which can be drawn from water resources and are granted with specific restrictions on water level draw down limits, annual, monthly and daily pumpage limits, and well field allocation pumpage limits. Our ability to supply the demands of our customers has not been affected by private usage of the aquifers by landowners or the limits imposed by the state. Because of the extensive regulatory requirements relating to the withdrawal of any significant amounts of water from the aquifers, we believe that third party usage of the aquifers within our service territory will not interfere with our ability to meet the present and future demands of our customers.

TRANSMISSION AND DISTRIBUTION FACILITIES

     At the end of 1998, we were serving customers through 820 miles of transmission and distribution mains. Mains range in diameter from two inches to twenty-four inches, and most of the mains are made of ductile iron, cast iron or transite pipe. Ductile iron is more durable than plastic and we install ductile iron pipes wherever possible. We are installing a more durable type of plastic pipe only near ocean front property in southern Delaware where corrosive conditions of the surrounding ground affect the longevity of ductile iron pipe. We also supply public fire protection service through 3,053 hydrants installed throughout our service territories.

     We have 24 storage tanks, most of which are elevated, providing total system storage of 36 million gallons. We also are developing and using an aquifer storage and recovery system. At some locations, we rely on hydropneumatic tanks to maintain adequate system pressures. Where possible, we will combine our smaller satellite systems with systems having elevated storage facilities. We are currently constructing a 500,000 gallon elevated storage facility to serve our newest service territory in the resort communities in Sussex County.

     We assess the capacity of our systems on an ongoing basis, including through the use of computerized demand modeling, to determine adequate pressures under all load conditions. We initiate plans to construct pumping, transmission and storage facilities as identified by the modeling process.

     We pump all of our water with electric power purchased from a major electric utility. We also have diesel and propane powered generating equipment at selected treatment and elevated storage facilities for the provision of basic water service during possible electrical outages.

WATER TREATMENT

     We derive about 90% of our self-supplied groundwater from wells located in the Coastal Plain. The remaining 10% comes from wells in the Piedmont area. We use a variety of treatment methods, including aeration, pH adjustment, chlorination, fluoridation and iron removal, to meet state and federal water quality standards. Additionally, a corrosion inhibitor is added to all of our self-supplied groundwater and most of the supply from interconnections. We have 28 different water treatment facilities. All water supplies that we purchase from neighboring utilities are potable. We believe the costs of treating groundwater are significantly lower than those of treating surface water, which benefits customers in our service areas.

     Delaware enacted legislation in 1998 requiring water utilities to meet secondary water quality standards which include limitations on iron content, odor and other water quality-related issues which are not proven health risks but may be objectionable for consumption. We believe our current treatment systems and facilities as designed meet or exceed these secondary standards and that the new standards should not impose a significant financial burden on Artesian Water.

UTILITY PLANT CONSTRUCTION PROGRAM

     We had capital expenditures of approximately $14.3 million for 1998 and $33.7 million for the three-year period ended December 31, 1998. We estimate that we will incur capital expenditures of approximately $15.5 million in 1999 and have budgeted capital expenditures of approximately $42.0 million during the three-year period ending December 31, 2001. Our planned 1999 capital expenditures include approximately $7.2 million for the construction, upgrading and maintenance of transmission and distribution facilities, $4.4 million for the construction, upgrading and maintenance of pumping and treatment facilities, $1.9 million for identifying and developing new sources of supply and $2.0 million for other general plant.

     A major part of our planned capital expenditures is a $14.5 million investment over the three-year period beginning January 1, 1999 for new transmission and distribution facilities to improve hydraulics, connect separate systems into regional service systems and provide water service to new service territories. Included in this planned investment is a $6.0 million transmission and distribution system project we began in December 1998 to provide water service to two municipalities and neighboring developments in Sussex County, which we anticipate will provide Artesian Water an opportunity to serve 3,000 new customers. Additionally, we will continue our main replacement and renewal program to improve water quality and reduce expenses related to maintenance and repairs for older mains. We also intend to continue our efforts to secure an assured long-term source of supply and have budgeted nearly $6.0 million for 1999 for new sources of supply and treatment facilities. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

CUSTOMERS

     At December 31, 1998, we provided water service on a retail basis to residential, commercial, industrial and governmental customers through over 61,000 meters throughout our service territory serving a population of approximately 200,000. In addition, we provided water service on a wholesale basis to four municipalities and four investor-owned utilities. We also provide water for public and private fire protection to customers in our service territories. Our gross water sales revenue for 1998 was approximately $25.1 million, and our percentages of gross water sales revenue by major customer classifications were 62.4% for residential, 28.4% for commercial, industrial, governmental, municipal and utility and 9.2% for fire protection. These percentages have remained fairly constant for the past three years.

REGULATION

     We are subject to regulation by federal, state and local agencies with respect to, among other things, rates charged for water service, awards of new service territory, water allocation rights, water quality and environmental matters.

  Rates

     Artesian Water, as a public utility, is regulated by the Public Service Commission with respect to rates and charges for service, the sale and issuance of securities, mergers and other matters. We periodically seek rate increases to cover the cost of increased operating expenses, increased financing expenses due to additional investments in utility plant and other costs of doing business.

     We currently derive our water service revenues from water consumption upon which base rates are applied, which were last increased as of May 13, 1998 following the fourth consecutive settlement of our rate proceedings prior to administrative hearings before the Public Service Commission. The May 1998 rate increase authorized a return on equity rate of 10.85%, with an overall rate of return on rate base of 9.51%. We currently anticipate that we will file for a rate increase during the first half of 1999, but we cannot predict when we will request approval for a rate increase or whether the Public Service Commission will approve the requested increase, approve a smaller increase or deny any such request.

  Certificates of Public Convenience and Necessity

     A public water utility operating in Delaware must obtain a Certificate of Public Convenience and Necessity for a service territory to begin or expand its operations, which is granted by the Delaware Department of Natural Resources and Environmental Control. We refer to the Department in this discussion of regulations as "DNREC." DNREC grants a CPCN under circumstances where there has been a determination that the water in the proposed service area does not meet the regulations governing drinking water standards of the State Board of Health for human consumption, where the supply is insufficient to meet the projected demand, or where the applicant is in possession of one of the following: (i) a signed service agreement with the developer of a proposed subdivision or development, which subdivision or development has been duly approved by the respective county government; (ii) a petition requesting such service signed by a majority of the landowners of the proposed territory to be served; or (iii) a duly certified copy of a resolution from the governing body of a county or municipality requesting the applicant to provide service to the proposed territory to be served. CPCNs are not transferable, and a water utility must obtain the approval of the Public Service Commission to abandon a service territory once granted.

  Water Quality

     The United States Environmental Protection Agency (the "EPA"), DNREC and the Delaware Division of Public Health regulate the water quality of our treatment and distribution systems. We believe that we are in material compliance with all current federal and state water quality standards, including regulations under the federal Safe Drinking Water Act. Chester Water Authority, which supplies water to Artesian Water through interconnections in northern New Castle County, is regulated by the Pennsylvania Department of Environmental Protection as well as the EPA.

     As required by the Safe Drinking Water Act, the EPA has established maximum contaminant levels for various substances found in drinking water. The Division of Public Health has set maximum contaminant levels for certain substances which are more restrictive than the maximum contaminant levels set by the EPA. The Division of Public Health is the EPA's agent for enforcing the Safe Drinking Water Act in Delaware and, in that capacity, monitors the activities of Artesian Water and reviews the results of water quality tests performed by Artesian Water for adherence to applicable regulations. Artesian Water is also subject to other laws regulating substances and contaminants in water, including the Lead and Copper Rule, rules for volatile organic compounds and the Total Coliform Rule. Because we have no surface water sources of supply which we treat for consumption, the Surface Water Treatment Rule generally does not apply to us.

PROPERTIES

     The corporate headquarters of Artesian Resources and Artesian Water are located at 664 Churchmans Road, Newark, Delaware. The property is leased by Artesian Water from a related party through December 2002. The lease may be extended at our option for two more successive five-year renewal terms subject to the terms set forth in the lease.

     We own land, transmission and distribution mains, pump facilities, treatment plants, storage tanks and related facilities within New Castle, Kent and Sussex Counties. We own total acreage, not including rights-of-way and easements, of approximately 674 acres, including 500 acres located next to our corporate headquarters. The adjacent site has been the subject of an Environmental Impact Study performed by the United States Army Corps of Engineers relating to the identification of a potential reservoir site and the environmental impact to the natural area at the prospective site; however, several other locations also are being evaluated for the site of a new reservoir in New Castle County. We also own approximately 52 acres of land which will be the site of a future well field and iron removal facility in northern New Castle County.

     Artesian Development Corporation, a wholly owned subsidiary of Artesian Resources, owns approximately 12 acres zoned for light manufacturing located immediately adjacent to our corporate headquarters. Artesian Development has no present plans to purchase any new land or develop the acres it owns.

EMPLOYEES

     As of December 31, 1998, we employed 142 full-time and 10 part-time employees, all of whom were non-unionized. Of this number, 14 were officers and managers; 92 were employed as operations personnel, including engineers, technicians, draftsman, maintenance and repair persons, meter readers and utility personnel; and 42 were employed in the accounting, budgeting, information systems, human resources, customer relations, public relations and conservation departments. The remaining four employees were administrative personnel. We believe that our employee relations are good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

NAME                                     AGE                  POSITION
----                                     ---                  --------
Dian C. Taylor.........................  53    Chair of the Board, Chief Executive
                                               Officer and President of Artesian
                                                 Resources and Subsidiaries

David B. Spacht........................  39    Vice President, Chief Financial Officer
                                               and Treasurer of Artesian Resources and
                                                 Subsidiaries

Joseph A. DiNunzio.....................  36    Vice President and Secretary of
                                               Artesian Resources and Subsidiaries

Bruce P. Kraeuter......................  49    Vice President and Chief Engineer of
                                                 Artesian Water

John M. Thaeder........................  40    Vice President of Operations of
                                               Artesian Water

Kenneth R. Biederman...................  55    Director

John R. Eisenbrey, Jr..................  43    Director

William H. Taylor, II..................  53    Director

William C. Wyer........................  52    Director

     DIAN C. TAYLOR has served as Chair of the Board since July 1993, and as President and Chief Executive Officer of Artesian Resources and our subsidiaries since September 1992. Ms. Taylor previously served as our Executive Vice President from April 1992 to September 1992, and as our Vice President of Corporate Development from August 1991 to April 1992. She was formerly a consultant to the Small Business Development Center at the University of Delaware from February 1991 to August 1991, and owner and President of Achievement Resources, Inc., a consulting firm specializing in strategic planning, marketing, entrepreneurial and human resources development, from 1977 to 1991. Ms. Taylor was a marketing director for SMI, Inc. from 1982 to 1985. Ms. Taylor is the cousin of William H. Taylor, II, and the aunt of John R. Eisenbrey, Jr.

     DAVID B. SPACHT has served as Chief Financial Officer and Treasurer of Artesian Resources and our subsidiaries since July 1992, and was appointed a Vice President of each company in January 1995. In his positions, Mr. Spacht has primary responsibility for accounting, financial reporting, purchasing, rate-making and information systems. Mr. Spacht formerly held positions as our Assistant Secretary, Assistant Treasurer and Controller and held the same positions for our subsidiaries. He has been employed by Artesian Resources for seventeen years.

     JOSEPH A. DINUNZIO has served as Secretary of Artesian Resources and our subsidiaries since July 1992, and was appointed a Vice President of each company in January 1995. In his positions, Mr. DiNunzio has primary responsibility for administration, planning and budgeting, customer relations and billing. Mr. DiNunzio formerly held positions as our Assistant Secretary and Manager of Budgeting and Financial Planning. Prior to joining Artesian Resources in 1989, Mr. DiNunzio was employed by Price Waterhouse for five years.

     BRUCE P. KRAEUTER has served as Vice President and Chief Engineer of our subsidiary, Artesian Water, since January 1995. He was formerly our Manager of Engineering from March 1994 to January 1995, and has been employed by Artesian Water as an engineer since July 1989. Prior to joining Artesian Water, Mr. Kraeuter served as Senior Engineer with the Water Resources Agency for New Castle County, Delaware for fifteen years.

     JOHN M. THAEDER has served as Vice President of Operations of Artesian Water since February 1998. He was Southeastern District Manager of Sales and Operations for Hydro Group, Inc. from 1996 to 1998, and previously was Sales Manager of Hydro Group's North East Division from 1995 to 1996. Mr. Thaeder was formerly a District Manager for Payne Well and Pump Division of Hydro Group from 1988 to 1995.

     KENNETH R. BIEDERMAN has served as one of our directors since July 1991. Mr. Biederman has been a Professor of Finance since May 1996 and served as the Dean from 1990 to 1996 at the College of Business and Economics of the University of Delaware. He was formerly a financial and banking consultant from 1989 to 1990, and served as President of Gibraltar Bank from 1987 to 1989.

     JOHN R. EISENBREY, JR. has served as one of our directors since July 1993. He has been the owner and President of Bear Industries, Inc., a privately held mechanical contracting firm specializing in fire protection, for over twelve years. Mr. Eisenbrey is the nephew of Dian C. Taylor.

     WILLIAM H. TAYLOR, II has served as one of our directors since March 1998. Mr. Taylor has been the President and Certified Business Counselor of Susquehanna Corporation, a national affiliate of Business Brokers Network of Dallas, Texas, since 1995, and President of Taylor Capital Associates, investment brokers, since 1991. He previously was our President and Chief Operating Officer from 1990 to 1991, Vice President of Artesian Water from 1987 to 1990, and one of our directors from 1979 to 1991. Mr. Taylor was formerly President of Delaware Micrographics, Inc., a provider of microfiche services, from 1981 to 1995, and a Vice President of Butcher & Singer, Inc., an investment banking firm, from 1981 to 1987. Mr. Taylor is the cousin of Dian C. Taylor.

     WILLIAM C. WYER has served as one of our directors since July 1991. Mr. Wyer has been Managing Director of Wilmington Renaissance Corporation (formerly Wilmington 2000), a private organization seeking to revitalize the City of Wilmington, Delaware, since January 1998, and previously held the same position from May 1993 to September 1995. He served as President of AllNation Life Insurance and as Senior Vice President of Blue Cross/Blue Shield of Delaware from September 1995 to January 1998. He was formerly President of Wyer Group, Inc. from 1991 to 1993, and of Commerce Enterprise Group from 1989 to 1991, both of which companies were management consulting firms specializing in operational reviews of businesses in the areas of productivity, overhead and competitiveness. Mr. Wyer served as President of the Delaware State Chamber of Commerce from 1978 to 1989.

CLASSES OF THE BOARD

     Our Board of Directors is divided into three classes that serve staggered three-year terms. The terms of Dian C. Taylor and John R. Eisenbrey, Jr. will expire at the 1999 annual meeting of stockholders. Ms. Taylor and Mr. Eisenbrey have been renominated by our Board for reelection at the meeting to another three-year term. The term of Kenneth R. Biederman will expire at our 2000 annual meeting, and the terms of William H. Taylor, II and William C. Wyer will expire at our 2001 annual meeting.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 3,500,000 shares of Class A Non-Voting Common Stock, par value $1 per share, 1,040,000 shares of Class B Voting Common Stock, par value $1 per share, 10,868 shares of 7% Prior Preferred Stock, par value $25 per share, 80,000 shares of Cumulative Prior Preferred Stock, par value $25 per share, and 100,000 shares of Series Preferred Stock, par value $1 per share.

     Immediately after the sale of the 400,000 shares of Class A Non-Voting Common Stock offered by this Prospectus and assuming no exercise of outstanding stock options, there will be issued and outstanding 1,693,848 shares (1,753,848 shares if the Underwriters' over-allotment option is exercised in full) of Class A Non-Voting Common Stock, 512,726 shares of Class B Voting Common Stock, 10,868 shares of 7% Prior Preferred Stock and 24,000 shares of Cumulative Prior Preferred Stock. There are no shares of Series Preferred Stock outstanding. We sometimes refer to our 7% Prior Preferred Stock, Cumulative Prior Preferred Stock and Series Preferred Stock collectively as "Preferred Stock" in this "DESCRIPTION OF CAPITAL STOCK."

CLASS A NON-VOTING COMMON STOCK

     Holders of shares of Class A Non-Voting Common Stock generally do not have voting rights under our Restated Certificate of Incorporation, as amended, with respect to the election of directors and other matters voted upon by stockholders. However, the Delaware General Corporation Law, which governs our stockholder matters, provides that the holders of Class A Non-Voting Common Stock must vote on certain matters affecting them, such as amendments to the Certificate of Incorporation that would:

     (i) increase or decrease the aggregate number of authorized shares of Class A Non-Voting Common Stock in certain circumstances;

     (ii) increase or decrease the par value of the Class A Non-Voting Common Stock; or

     (iii) alter or change the powers, preferences or special rights of the shares of Class A Non-Voting Common Stock if such change would affect such shares adversely.

     The vote required to approve such amendments is a majority of the outstanding shares of Class A Non-Voting Common Stock. We refer to these special type of voting requirements as "Statutory Class Voting Requirements" in this "DESCRIPTION OF CAPITAL STOCK." Additionally, we may not issue any shares of Series Preferred Stock without the approval of the holders of a majority of the shares of Class A Non-Voting Common Stock.

     Subject to dividends that we may be required to pay on outstanding shares of Preferred Stock before we may pay dividends on other shares, the holders of Class A Non-Voting Common Stock are entitled to receive dividends, as, when and if declared from time to time by our Board of Directors out of funds legally available for such purpose. Our Certificate of Incorporation requires that we declare and pay the same dividend per share on the Class A Non-Voting Common Stock and on the Class B Voting Common Stock. There are no preemptive, conversion, subscription, redemption or sinking fund rights applicable to the Class A Non-Voting Common Stock. Holders of Class A Non-Voting Common Stock may participate in our Dividend Reinvestment Plan by automatically reinvesting cash dividends declared on all or a portion of their shares to purchase additional shares of Class A Non-Voting Common Stock. In the event of a liquidation, dissolution or winding up of Artesian Resources, the holders of Class A Non-Voting Common Stock are entitled to share pro rata with the holders of Class B Voting Common Stock in all assets and funds remaining after we pay outstanding liabilities and make required distributions to the holders of outstanding shares of Preferred Stock pursuant to our Certificate of Incorporation. All outstanding shares of Class A Non-Voting Common Stock are fully paid and non-assessable.

CLASS B VOTING COMMON STOCK

     Except as otherwise described in this "DESCRIPTION OF CAPITAL STOCK" with respect to our other classes of stock, the right to vote for the election of directors and other stockholder matters is exercised exclusively by the holders of Class B Voting Common Stock. Holders of Class B Voting Common Stock are entitled to one vote per share on all matters voted upon by stockholders. Holders of shares of Class B Voting Common Stock do not have cumulative voting rights. There are no preemptive, conversion, subscription, redemption or sinking fund rights applicable to the Class B Voting Common Stock. Holders of Class B Voting Common Stock may participate in our Dividend Reinvestment Plan by automatically reinvesting cash dividends declared on all or a portion of their shares to purchase additional shares of Class B Voting Common Stock. In the event of a liquidation, dissolution or winding up of Artesian Resources, the holders of Class B Voting Common Stock are entitled to share pro rata with the holders of Class A Non-Voting Common Stock in all assets and funds remaining after we pay outstanding liabilities and make required distributions to the holders of outstanding shares of Preferred Stock pursuant to our Certificate of Incorporation. All outstanding shares of Class B Voting Common Stock are fully paid and non-assessable.

PREFERRED STOCK

     The holders of 7% Prior Preferred Stock generally do not have voting rights under our Certificate of Incorporation. However, the Delaware General Corporation Law provides Statutory Class Voting Requirements for outstanding shares of 7% Prior Preferred Stock. The 7% Prior Preferred Stock is redeemable at our option, in whole or in part, from time to time at $30 per share plus accrued but unpaid dividends, provided that if we are in default on any dividend or sinking fund payment on any series of Cumulative Prior Preferred Stock, we may not redeem any shares of 7% Prior Preferred Stock or any series of Cumulative Prior Preferred Stock, other than redemption through a fixed sinking fund. The 7% Prior Preferred Stock is entitled to cumulative dividends at a rate of 7% per year out of funds legally available for such purpose, payable quarterly. The 7% Prior Preferred Stock and the Cumulative Prior Preferred Stock rank equally with respect to the payment of cash dividends. No dividends may be declared and paid on the Series Preferred Stock, Class A Non-Voting Common Stock or Class B Voting Common Stock (collectively, "Junior Stock") unless the full cash dividends on the 7% Prior Preferred Stock then outstanding have been paid or set apart for payment. In the event of a liquidation, dissolution or winding up of Artesian Resources or the sale by Artesian Resources of all of our assets, the holders of 7% Prior Preferred Stock are entitled, after payment of all liabilities, to be paid in cash the par value of their shares and any accrued but unpaid dividends before any amounts are paid to the holders of Junior Stock. The 7% Prior Preferred Stock and the Cumulative Prior Preferred Stock rank equally with respect to payments upon a liquidation, dissolution or winding up, except that a sale of all of the assets of Artesian Resources will not be deemed a liquidation, dissolution or winding up with respect to the Cumulative Prior Preferred Stock.

     Our Certificate of Incorporation currently designates 40,000 shares of 9.96% Cumulative Prior Preferred Stock out of the 80,000 authorized shares of Cumulative Prior Preferred Stock. As of February 8, 1999, there were outstanding 24,000 shares of 9.96% Cumulative Prior Preferred Stock. The Certificate of Incorporation also designates 12,000 shares of 9 5/8% Cumulative Prior Preferred Stock, 10,000 shares of 8 1/2% Cumulative Prior Preferred Stock and 16,000 shares of 11 1/8% Cumulative Prior Preferred Stock, all of which have been issued and subsequently redeemed. Subject to certain stockholder approval requirements described below, the Board of Directors may fix the designations, preferences and other rights, limitations or restrictions of authorized and unissued Cumulative Prior Preferred Stock in a resolution providing for the initial issuance of any additional series of such stock. Generally, the consent of a majority of the outstanding shares of Series Preferred Stock and Class B Voting Common Stock is required for, among other things, an increase in the authorized amount of any series of Cumulative Prior Preferred Stock and the creation of one or more additional series of Cumulative Prior Preferred Stock. All series of Cumulative Prior Preferred Stock are of equal rank. We have no present plans to designate any additional series of Cumulative Prior

Preferred Stock, increase the authorized shares for any previously designated series or issue any additional shares of any previously designated series.

     Except (i) for Statutory Class Voting Requirements, (ii) in the case of certain defaults in dividend or sinking fund payments described below, and (iii) as described below for certain actions by Artesian Resources, the holders of Cumulative Prior Preferred Stock generally do not have voting rights under our Certificate of Incorporation. If we are in default on dividend or sinking fund payments on any series of Cumulative Prior Preferred Stock for certain periods of time specified in our Certificate of Incorporation, the holders of Cumulative Prior Preferred Stock are entitled to vote as a class for not less than one-third (if the default continues for certain shorter periods) or a majority (if the default continues for certain longer periods), as the case may be, of the members of our Board of Directors. Upon cure of such defaults, voting rights revert to the Class B Voting Common Stock. All dividend and sinking fund payments on the Cumulative Prior Preferred Stock are current. The consent of at least three-fourths of the total number of shares of Cumulative Prior Preferred Stock then outstanding is required for Artesian Resources to:

     (i) incur any long-term indebtedness that would result in total long-term indebtedness exceeding 65% of our capitalization;

     (ii) create or authorize any class of stock or any obligation or security convertible into shares of stock unless such stock ranks junior to the Cumulative Prior Preferred Stock with respect both to the payment of dividends and distributions upon liquidation, dissolution or winding up of Artesian Resources;

     (iii) amend, alter, change or repeal any of the provisions of our Certificate of Incorporation with respect to the purposes of Artesian Resources so as to substantially change such purposes, or amend, alter, change or repeal any of the terms of the Cumulative Prior Preferred Stock then outstanding in a manner prejudicial to the holders of such stock;

     (iv) merge or consolidate if, among other things, the purposes of the resulting corporation would be substantially different from those of Artesian Resources or if any adverse change in the terms and provisions of the Cumulative Prior Preferred Stock would result;

     (v) reissue any previously purchased, redeemed or retired shares of Cumulative Prior Preferred Stock; or

     (vi) issue any shares of Cumulative Prior Preferred Stock or any stock senior to the Cumulative Prior Preferred Stock unless certain financial tests specified in our Certificate of Incorporation are met.

Artesian Resources may not, without the consent of a majority of the holders of shares of Cumulative Prior Preferred Stock of all series then outstanding, increase the total number of authorized shares of Cumulative Prior Preferred Stock of all series so that such authorized number exceeds 80,000 shares.

     The outstanding Cumulative Prior Preferred Stock has no preemptive, conversion or other subscription rights. The 9.96% Cumulative Prior Preferred Stock has annual mandatory redemption requirements, and is redeemable on or after February 1, 1999 at our option at various declining prices. The outstanding shares of 9.96% Cumulative Prior Preferred Stock are mandatorily redeemable in certain circumstances at a price equal to par value plus accrued and unpaid dividends. Under our mandatory sinking fund provisions, redemptions will total $100,000 (4,000 shares) annually from 1999 through 2001. The outstanding shares of 9.96% Cumulative Prior Preferred Stock are not callable by Artesian Resources prior to February 1, 1999, at which time the shares become redeemable at our option, in whole or in part, from time to time at prices beginning at 103% of par value and declining thereafter to 100% of par value for the period after February 1, 2003, plus accrued but unpaid dividends. If dividends payable or sinking fund payments are in default on any series of Cumulative Prior Preferred Stock, Artesian Resources may not redeem any shares of 7% Prior Preferred Stock or any series of Cumulative Prior Preferred Stock other than redemption through a fixed sinking fund.

     The 9.96% Cumulative Prior Preferred Stock is entitled to cumulative dividends out of funds legally available for such purpose payable quarterly at rates per annum upon the par value. The Cumulative Prior Preferred Stock and the 7% Prior Preferred Stock rank equally with respect to the payment of cash dividends. No dividends may be declared and paid on the Junior Stock unless the full cash dividends on the Cumulative Prior Preferred Stock then outstanding have been paid or set apart for payment. In the event of a liquidation, dissolution or winding up of Artesian Resources or the sale by Artesian Resources of all of our assets, the holders of the outstanding series of Cumulative Prior Preferred Stock are entitled, after we pay all outstanding liabilities, to be paid in cash the par value of their shares and any accrued but unpaid dividends before any amounts are paid to the holders of Junior Stock.

     With the prior approval of the holders of a majority of the shares of Class A Non-Voting Common Stock, our Board of Directors may issue Series Preferred Stock from time to time in one or more series. The Board of Directors has the power to fix, subject to preferences that may be applicable to the 7% Prior Preferred Stock or Cumulative Prior Preferred Stock under our Certificate of Incorporation, the full, limited or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof of any such series of Series Preferred Stock.

     The issuance of Series Preferred Stock, while providing us flexibility in connection with acquisitions and other corporate purposes, may be used by us, in certain circumstances, to create voting impediments to extraordinary corporate transactions or to frustrate persons seeking to effect a merger or otherwise gain control of Artesian Resources. We have no present plans to designate any series or issue any shares of Series Preferred Stock.

LIMITATIONS OF LIABILITY

     Our Certificate of Incorporation provides that our directors will not be personally liable to Artesian Resources or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

     (i)  for any breach of such person's duty of loyalty;

     (ii) for acts and omissions not in good faith or involving intentional misconduct or a knowing violation of law;

     (iii) for the payment of unlawful dividends and certain other actions prohibited by Delaware corporate law; and

     (iv) for any transaction resulting in receipt by such person of an improper personal benefit.

     We have a directors' and officers' liability insurance policy which affords our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. At present, there is no pending litigation or proceeding, and we are not aware of any threatened litigation or proceeding, involving any director, officer, employee or agent where indemnification will be required or permitted under our Certificate of Incorporation or by-laws.

PROVISIONS WITH POSSIBLE ANTI-TAKEOVER EFFECTS

     Our Certificate of Incorporation provides that we will be governed by
Section 203 of the Delaware General Corporation Law which prohibits a "business combination" between a corporation and an "interested stockholder" within three years of the stockholder becoming an "interested stockholder." An "interested stockholder" is one who, directly or indirectly, owns 15% or more of the outstanding voting stock of the corporation. A "business combination" includes a merger, consolidation, sale or other disposition of assets having an aggregate value in excess of 10% of either the aggregate fair market value of the consolidated assets of the corporation or the aggregate market value of all the outstanding stock of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation or which provide the interested stockholder with a financial benefit. These restrictions do not apply where:

     (i) the business combination or the transaction in which the stockholder becomes interested is approved by the corporation's board of directors prior to the time the interested stockholder acquired its shares;

     (ii) the interested stockholder acquired at least 85% of the outstanding voting stock of the corporation in the transaction in which the stockholder became an interested stockholder excluding, for determining the number of shares outstanding, shares owned by persons who are directors as well as officers and by employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     (iii) the business combination is approved by the board of directors and the affirmative vote of two-thirds of the outstanding voting stock not owned by the interested stockholder at an annual or special meeting.

The business combinations provisions of Section 203 of the Delaware General Corporation Law may have the effect of deterring merger proposals, tender offers or other attempts to affect changes in control of Artesian Resources that are not negotiated and approved by our Board of Directors.

     We have adopted certain provisions in our Certificate of Incorporation and by-laws which may have anti-takeover implications. Our Certificate of Incorporation provides that, without the affirmative vote of at least 75% of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a class, the by-laws and the provisions of the Certificate of Incorporation establishing a classified board of directors may not be altered, amended or repealed. These supermajority voting provisions, along with various supermajority voting provisions for certain classes of stock required for certain business combinations and other corporate actions described above, may have an effect of discouraging, delaying or preventing a change of control of Artesian Resources which may be at a premium above the prevailing market price. See "RISK FACTORS -- Our Principal Stockholders Effectively Control Our Company."

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Class A Non-Voting Common Stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016.

                                  UNDERWRITING

     Subject to the terms and conditions of an Underwriting Agreement among Janney Montgomery Scott Inc., the other Underwriters and us, the Underwriters have severally agreed to purchase from us and we have agreed to sell to the Underwriters the number of shares of Class A Non-Voting Common Stock set forth opposite their respective names below. Under certain circumstances the commitments of non-defaulting Underwriters may be increased. We refer to Janney Montgomery Scott Inc. in the discussion which follows as the "Representative."

                        UNDERWRITER                           NUMBER OF SHARES
                        -----------                           ----------------
Janney Montgomery Scott Inc. ...............................
     Total..................................................
                                                                -----------
                                                                ===========

     The Underwriting Agreement provides that obligations of the Underwriters to pay for and accept delivery of the Class A Non-Voting Common Stock are subject to the approval of certain legal matters of counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of the Class A Non-Voting Common Stock offered by this Prospectus if any are taken (other than shares of Class A Non-Voting Common Stock covered by the over-allotment option described below).

     The Underwriters propose to offer the shares of Class A Non-Voting Common Stock to the public initially at the offering price per share shown on the cover page of this Prospectus and to certain dealers at such price less a concession
not in excess of $            per share. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $            per share to
certain other dealers. After the public offering of the Class A Non-Voting Common Stock, the public offering price and the concessions may be changed by the Representative.

     In addition to the discounts and commissions shown on the cover page of this Prospectus, we will pay to the Representative a non-accountable expense allowance of $50,000.

     We have granted to the Underwriters an option for 30 days after the date of this Prospectus to purchase up to 60,000 additional shares of Class A Non-Voting Common Stock, at the same price per share as the public offering price, less the underwriting discounts and commissions shown on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments in the sale of the shares of Class A Non-Voting Common Stock offered by this Prospectus. To the extent the Underwriters exercise this option, each of the Underwriters has a firm commitment, subject to certain conditions, to purchase a number of the additional shares of Class A Non-Voting Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     In connection with this offering and in compliance with applicable securities laws, the Underwriters may over-allot (i.e., sell more shares of Class A Non-Voting Common Stock than is shown on the cover page of this Prospectus) and may effect transactions on the Nasdaq National Market which stabilize, maintain or otherwise affect the market price of the Class A Non-Voting Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Class A Non-Voting Common Stock or effecting purchases of the Class A Non-Voting Common Stock for the purpose of pegging, fixing or maintaining the price of the Class A Non-Voting Common Stock or for the purpose of reducing a short position created in connection with the offering. A short position may be covered by exercise of the over-allotment option described above in place of or in addition to open market purchases. The Underwriters are not required to engage in any of these activities and if the Underwriters commence any of these activities, they may discontinue them at any time.

     In connection with this offering, certain Underwriters, selling group members or their respective affiliates who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our Class A Non-Voting Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the five business days prior to the pricing of the offering before the commencement of offers and sales of the Class A Non-Voting Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

     We and the Underwriters make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A Non-Voting Common Stock. In addition, we and the Underwriters make no representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Underwriters do not intend to confirm sales of the Class A Non-Voting Common Stock to any accounts over which they exercise discretionary authority.

     Our directors and executive officers and holders of 10% or more of the Class A Non-Voting Common Stock and of the Class B Voting Common Stock have agreed that they will not, directly or indirectly, sell or otherwise dispose of any Class A Non-Voting Common Stock or Class B Voting Common Stock (including any shares issued upon exercise of options) for a period of 90 days after the completion of this offering, without the Representative's prior written consent. Together, this group owns, prior to the offering, approximately 9% of the outstanding shares of Class A Non-Voting Common Stock, approximately 92% of the outstanding options to purchase Class A Non-Voting Common Stock and approximately 76% of the outstanding shares of Class B Voting Common Stock. We also have agreed to make no such sales during this period except in connection with the issuance of shares pursuant to our stock option plans, 401(k) and supplemental retirement plans and Dividend Reinvestment Plan.

     We have agreed to indemnify the Underwriters and persons who control the Underwriters against, or contribute to losses arising out of, certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

     Certain legal matters relating to the validity of the shares of Class A Non-Voting Common Stock being offered by this Prospectus will be passed upon for Artesian Resources by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the Underwriters by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania.

                                    EXPERTS

     The consolidated financial statements and schedule of Artesian Resources Corporation as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 have been included and incorporated herein by reference in this Prospectus in reliance on the reports of KPMG LLP, independent certified public accountants, appearing elsewhere and incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any of the reports and other information we file at the SEC's public reference facilities located in Washington at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, in New York at 7 World Trade Center, Suite 1300, New York, New York 10048, and in Chicago at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Copies of such material can also be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Our SEC filings are also available to the public over the Internet at the SEC's web site which is located at the following address: http://www.sec.gov.

     This Prospectus is a part of a registration statement on Form S-2 (which, together with all exhibits filed along with it, will be referred to as the "Registration Statement") which we filed with the SEC to register the securities we are offering. Certain information and details which may be important to specific investment decisions may be found in other parts of the Registration Statement, including its exhibits, but are left out of this Prospectus in accordance with the rules and regulations of the SEC. To see more detail, you may wish to review the Registration Statement and its exhibits. Copies of the Registration Statement and its exhibits are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the SEC's public reference facilities or over the Internet at the SEC's web site described above.

     The SEC's rules allow us to "incorporate by reference" the information Artesian Resources files with the SEC, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus. We incorporate Artesian Resources' Annual Report on Form 10-K for the year ended December 31, 1998 as of the date it was filed with the SEC.

     We will provide a copy of this filing to any person to whom a Prospectus is delivered, including any beneficial owner. You should direct your oral or written request for a copy of this filing to: Artesian Resources Corporation, 664 Churchmans Road, Newark, Delaware 19702, Attention: Joseph A. DiNunzio, Vice President and Secretary (telephone (302) 453-6900). You will not be charged for copies unless you request exhibits, for which we will charge you a minimal fee. However, you will not be charged for exhibits in any case where the exhibit you request is specifically incorporated by reference into another document which is incorporated by this Prospectus.

                          REPORTS TO SECURITY HOLDERS

     We distribute to holders of our Class A Non-Voting Common Stock annual reports containing audited financial statements and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                         ARTESIAN RESOURCES CORPORATION
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................   F-2

Consolidated Financial Statements:

  Consolidated Balance Sheets as of December 31, 1998 and
     1997...................................................   F-3

  Consolidated Statements of Operations for the years ended
     December 31, 1998, 1997 and 1996.......................   F-4

  Consolidated Statements of Cash Flows for the years ended
     December 31, 1998, 1997 and 1996.......................   F-5

  Consolidated Statements of Changes in Stockholders' Equity
     for
     the years ended December 31, 1998, 1997 and 1996.......   F-6

  Schedule of Income Tax Expense............................   F-8

  Reconciliation of Effective Tax Rate......................   F-9

  Notes to Consolidated Financial Statements................  F-10

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Artesian Resources Corporation and
Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Artesian Resources Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Artesian Resources Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          KPMG LLP

Wilmington, Delaware
February 5, 1999

                         ARTESIAN RESOURCES CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1997
                                                              --------   --------
                           ASSETS
Utility plant, at original cost less accumulated
  depreciation..............................................  $109,780   $ 97,694
                                                              --------   --------

Current assets
  Cash and cash equivalents.................................       114        146
  Accounts receivable, net..................................     1,968      2,131
  Unbilled operating revenues...............................     1,981      1,869
  Materials and supplies -- at cost on FIFO basis...........       617        610
  Prepaid property taxes....................................       552        519
  Prepaid expenses and other................................       327        388
  State and federal income taxes............................        --        135
                                                              --------   --------
                                                                 5,559      5,798
                                                              --------   --------
Other assets
  Non-utility property (less accumulated depreciation
     1998 -- $152; 1997 -- $145)............................       280        349
  Other deferred assets.....................................     1,071      1,208
                                                              --------   --------
                                                                 1,351      1,557
                                                              --------   --------
Regulatory assets, net......................................     2,686      2,818
                                                              --------   --------
                                                              $119,376   $107,867
                                                              ========   ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Stockholders' equity
  Common stock..............................................  $  1,803   $  1,780
  Additional paid-in capital................................    18,073     17,648
  Retained earnings.........................................     7,785      6,887
  Preferred stock...........................................       272        272
                                                              --------   --------
     Total stockholders' equity.............................    27,933     26,587
                                                              --------   --------
Preferred stock -- mandatorily redeemable, net of current
  portion...................................................       500        600
Long-term debt, net of current portion......................    32,053     32,103
                                                              --------   --------
                                                                60,486     59,290
                                                              --------   --------
Current liabilities
  Notes payable.............................................     7,704      1,164
  Current portion of long-term debt.........................        43         46
  Current portion of mandatorily redeemable preferred
     stock..................................................       100        112
  Accounts payable..........................................     3,148      2,616
  Overdraft payable.........................................       635        510
  Deferred income taxes.....................................       190        189
  Interest accrued..........................................       940        880
  Customer deposits.........................................       388        370
  Other.....................................................       903        360
                                                              --------   --------
                                                                14,051      6,247
                                                              --------   --------
Deferred credits and other liabilities
  Net advances for construction.............................    18,337     17,880
  Postretirement benefit obligation.........................     1,627      1,704
  Deferred investment tax credits...........................       994      1,029
  Deferred income taxes.....................................     1,471        176
  Commitments and contingencies (Note 11)...................
                                                              --------   --------
                                                                22,429     20,789
                                                              --------   --------

Net contributions in aid of construction....................    22,410     21,541
                                                              --------   --------
                                                              $119,376   $107,867
                                                              ========   ========

   The notes and schedules are an integral part of the consolidated financial statements.

                         ARTESIAN RESOURCES CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                             1998         1997         1996
                                                            -------      -------      -------
Operating revenues
  Water sales.........................................      $25,096      $22,003      $20,547
  Other utility operating revenue.....................          370          337          274
  Non-utility operating revenue (Note 7)..............           --           --           71
                                                            -------      -------      -------
                                                             25,466       22,340       20,892
                                                            -------      -------      -------
Operating expenses
  Utility operating expenses..........................       14,012       12,487       11,855
  Non-utility operating expenses (Note 7).............           33           41           53
  Related party expenses (Note 8).....................          228          247          246
  Depreciation and amortization.......................        2,183        2,441        2,193
  Taxes
     State and federal income
        Currently payable.............................          440          336           61
        Deferred......................................        1,368          942        1,035
     Property and other...............................        1,535        1,439        1,348
                                                            -------      -------      -------
                                                             19,799       17,933       16,791
                                                            -------      -------      -------
Operating income......................................        5,667        4,407        4,101
Other income (expense), net
  Allowance for funds used during construction........          156          165          179
  Miscellaneous.......................................           59           (7)         (85)
                                                            -------      -------      -------
                                                                215          158           94
                                                            -------      -------      -------
Income before interest charges........................        5,882        4,565        4,195
Interest charges......................................        3,162        2,580        2,536
                                                            -------      -------      -------
Net income............................................        2,720        1,985        1,659
Dividends on preferred stock..........................           82           93          105
                                                            -------      -------      -------
Net income applicable to common stock.................      $ 2,638      $ 1,892      $ 1,554
                                                            =======      =======      =======
Net income per share of common stock:
  Basic...............................................      $  1.47      $  1.07      $  1.03
                                                            =======      =======      =======
  Diluted.............................................      $  1.45      $  1.07      $  1.03
                                                            =======      =======      =======
Average shares of common stock outstanding:
  Basic...............................................        1,796        1,762        1,509
  Diluted.............................................        1,816        1,775        1,515

Cash dividends per share of common stock..............      $  0.97      $  0.92      $  0.90
                                                            =======      =======      =======

   The notes and schedules are an integral part of the consolidated financial statements.

                         ARTESIAN RESOURCES CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                         FOR THE YEAR ENDED
                                                                            DECEMBER 31,
                                                                  ---------------------------------
                                                                   1998         1997         1996
                                                                  -------      -------      -------
Cash flows from operating activities:
Net income..................................................      $ 2,720      $ 1,985      $ 1,659
Adjustments to reconcile net cash provided by operating
  activities:
  Depreciation and amortization.............................        2,029        2,287        2,031
  Deferred income taxes, net................................        1,261          920        1,010
  Allowance for funds used during construction..............         (156)        (165)        (178)
Changes in assets and liabilities:
  Accounts receivable, net..................................          163         (247)         249
  Unbilled operating revenues...............................         (112)        (205)        (332)
  Materials and supplies....................................           (7)          11          (14)
  Prepaid property taxes....................................          (33)         (29)         (28)
  Prepaid expenses and other................................           61          (68)         (83)
  Other deferred assets.....................................          137          (22)         172
  Regulatory assets.........................................          132         (223)         120
  Accounts payable..........................................          532         (267)         148
  State and federal income taxes............................          135           97         (373)
  Interest accrued..........................................           60          250          (37)
  Customer deposits and other, net..........................          561         (166)          (2)
  Postretirement benefit obligation.........................          (77)         (56)         (14)
                                                                  -------      -------      -------
Net cash provided by operating activities...................        7,406        4,102        4,328
                                                                  -------      -------      -------
Cash flows used in investing activities:
  Capital expenditures (net of AFUDC).......................      (14,333)     (11,242)      (8,084)
  Proceeds from sale of assets..............................           15          366        2,107
                                                                  -------      -------      -------
Net cash used in investing activities.......................      (14,318)     (10,876)      (5,977)
                                                                  -------      -------      -------
Cash flows from financing activities:
  Net (repayments) borrowings under line of credit
    agreements..............................................        6,540       (7,919)        (142)
  Overdraft payable.........................................          125         (177)          18
  Net advances and contributions in aid of construction.....        1,751        1,377          839
  Proceeds from issuance of long-term debt..................           --       15,000           --
  Proceeds from issuance of common stock....................          448          555        9,795
  Dividends paid............................................       (1,822)      (1,712)      (1,362)
  Repayment of mortgage bond................................           --           --       (5,000)
  Principal payments under capital lease obligation.........          (50)        (239)        (336)
  Principal payments under long-term debt obligations.......           --           --       (2,017)
  Redemption of preferred stock.............................         (112)        (113)        (148)
                                                                  -------      -------      -------
Net cash provided by financing activities...................        6,880        6,772        1,647
                                                                  -------      -------      -------
Net decrease in cash and cash equivalents...................          (32)          (2)          (2)
Cash and cash equivalents at beginning of year..............          146          148          150
                                                                  -------      -------      -------
Cash and cash equivalents at end of year....................      $   114      $   146      $   148
                                                                  =======      =======      =======
Supplemental Disclosures of Cash Flow Information:
  Interest paid.............................................      $ 3,192      $ 2,305      $ 2,547
  Income taxes paid.........................................      $   480      $   387      $   468
Supplemental Schedule of Non-Cash Investing and Financing
  Activities:
  Capital lease obligations incurred........................      $    --      $    67      $    --

   The notes and schedules are an integral part of the consolidated financial statements.

                         ARTESIAN RESOURCES CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                      COMMON SHARES
                                                PREFERRED SHARES       OUTSTANDING       COMMON SHARES
                                                 OUTSTANDING 7%          CLASS A          OUTSTANDING
                                                PRIOR PREFERRED        NON-VOTING           CLASS B
                                                ----------------      -------------      -------------
Balance as of January 1, 1996.............           10,868               538,559           498,935
Net income
Cash dividends declared
  Common stock............................
  Preferred stock.........................
Issuance of common stock
  Bonus issuances.........................                                  3,425
  Dividend reinvestment plan..............                                  8,866             4,670
  Employee stock options..................                                 18,830
  Issuance of common stock (3)............                                675,000
  Stock issuance cost.....................
                                                    -------             ---------           -------

Balance as of December 31, 1996...........           10,868             1,244,680           503,605
Net income
Cash dividends declared
  Common stock............................
  Preferred stock.........................
Issuance of common stock
  Bonus issuances.........................                                  2,250
  Dividend reinvestment plan..............                                  7,832             3,757
  Employee stock options..................                                  4,844
  Employee retirement plan (4)............                                 13,303
                                                    -------             ---------           -------

Balance as of December 31, 1997...........           10,868             1,272,909           507,362
Net income
Cash dividends declared
  Common stock............................
  Preferred stock.........................
Issuance of common stock
  Dividend reinvestment plan..............                                  7,512             5,364
  Employee stock options..................                                  1,078
  Employee retirement plan (4)............                                  9,622
                                                    -------             ---------           -------

Balance as of December 31, 1998...........           10,868             1,291,121           512,726
                                                    =======             =========           =======

------------------
(1) At December 31, 1998, 1997 and 1996, Class A Non-Voting Common Stock had 3,500,000 shares authorized.

(2) At December 31, 1998, 1997 and 1996, Class B Common Stock had 1,040,000 shares authorized.

      $25 PAR
       VALUE
     PREFERRED       $1 PAR                          ADDITIONAL
     7% PRIOR    VALUE CLASS A         $1 PAR         PAID-IN     RETAINED
     PREFERRED   NON-VOTING(1)    VALUE CLASS B(2)    CAPITAL     EARNINGS    TOTAL
     ---------   --------------   ----------------   ----------   --------   -------
       $272          $  539             $499          $   8,041    $ 6,317   $15,668
                                                                     1,659     1,659

                                                                    (1,258)   (1,258)
                                                                      (104)     (104)

                          3                                  43                   46
                          9                5                198                  212
                         18                                 242                  260
                        675                               9,450               10,125
                                                           (849)                (849)
       ----          ------             ----          ---------    -------   -------

       $272          $1,244             $504          $  17,125    $ 6,614   $25,759
                                                                     1,985     1,985

                                                                    (1,619)   (1,619)
                                                                       (93)      (93)

                          2                                  36                   38
                          8                3                193                  204
                          5                                  65                   70
                         14                                 229                  243
       ----          ------             ----          ---------    -------   -------

       $272          $1,273             $507          $  17,648    $ 6,887   $26,587
                                                                     2,720     2,720

                                                                    (1,740)   (1,740)
                                                                       (82)      (82)

                          7                5                230                  242
                          1                                  18                   19
                         10                                 177                  187
       ----          ------             ----          ---------    -------   -------

       $272          $1,291             $512          $  18,073    $ 7,785   $27,933
       ====          ======             ====          =========    =======   =======

------------------
(3) Artesian Resources Corporation issued 675,000 shares of Class A Non-Voting Common Stock on May 24, 1996.

(4) Artesian Resources registered 200,000 shares of Class A Non-Voting Common Stock available for purchase through the Artesian Retirement Plan and the Artesian Supplemental Retirement Plan.

   The notes and schedules are an integral part of the consolidated financial statements.

                         ARTESIAN RESOURCES CORPORATION

                         SCHEDULE OF INCOME TAX EXPENSE
                                 (IN THOUSANDS)

                                                                      FOR THE YEAR ENDED
                                                                         DECEMBER 31,
                                                                  --------------------------
                                                                   1998       1997      1996
                                                                  ------      ----      ----
State income taxes
  Current...................................................      $   23      $(23)     $ 47
  Deferred -- current
     Property taxes.........................................           3         2         4
     Allowance for bad debts................................          (2)       --        (4)
  Deferred -- non-current
     Accelerated depreciation...............................         251       235       225
     Rate case expenses.....................................          (3)       27        (6)
     Taxable contractor advances and contributions in aid of
       construction.........................................          87        62        (5)
     Tax credit carryforwards...............................          41       (31)       --
     Other..................................................          (6)       21       (11)
                                                                  ------      ----      ----

Total state income tax expense..............................      $  394      $293      $250
                                                                  ======      ====      ====

Federal income taxes
  Current...................................................      $  417      $359      $ 14
  Deferred -- current
     Property taxes.........................................           8        10         8
     Allowance for bad debts................................          (8)       (2)      (12)
  Deferred -- non-current
     Accelerated depreciation...............................         898       876       666
     Rate case expenses.....................................         (12)       95       (22)
     Taxable contractor advances and contributions in aid of
       construction.........................................         310       222       (17)
     Federal tax credit carryforwards.......................        (173)     (532)       --
     Amortization of investment tax credits.................          --         8       (35)
     Write-down on rental building and Artesian
       Laboratories.........................................          --        --       265
     Amortization of regulatory asset for deferred taxes....          15        15        15
     Other..................................................         (41)      (66)      (36)
                                                                  ------      ----      ----

Total federal income tax expense............................      $1,414      $985      $846
                                                                  ======      ====      ====

                         ARTESIAN RESOURCES CORPORATION

                      RECONCILIATION OF EFFECTIVE TAX RATE
                                 (IN THOUSANDS)

                                               1998             1997             1996
                                          --------------   --------------   --------------
                                          AMOUNT     %     AMOUNT     %     AMOUNT     %
                                          ------   -----   ------   -----   ------   -----
Reconciliation of effective tax rate
  Income before federal and state income
     taxes less amortization of deferred
     investment tax credits.............  $4,533   100.0   $3,221   100.0   $2,755   100.0
                                          ======   =====   ======   =====   ======   =====
Amount computed at statutory rate.......  $1,541    34.0   $1,095    34.0   $  937    34.0
Reconciling items
  State income tax, net of federal tax
     benefit............................     272     6.0      193     6.0      165     6.0
  Other.................................      (5)    (.1)     (10)    (.3)      (6)    (.2)
                                          ------   -----   ------   -----   ------   -----
Total income tax expense and effective
  rate..................................  $1,808    39.9   $1,278    39.7   $1,096    39.8
                                          ======   =====   ======   =====   ======   =====

                         ARTESIAN RESOURCES CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation -- The consolidated financial statements include the accounts of Artesian Resources Corporation and its wholly-owned subsidiaries ("Artesian Resources" or the "Company"), including its principal operating company, Artesian Water Company, Inc. ("Artesian Water"). Appropriate eliminations have been made for all material intercompany transactions and account balances.

     Utility Subsidiary Accounting -- The accounting records of Artesian Water are maintained in accordance with the uniform system of accounts as prescribed by the Delaware Public Service Commission ("PSC"). Artesian Water follows the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," which provides guidance for companies in regulated industries.

     Utility Plant and Capitalized Leases -- All additions to plant are recorded at cost. Cost includes direct labor, materials and indirect charges for such items as transportation, supervision, pension and other fringe benefits related to employees engaged in construction activities. When depreciable units of utility plant are retired, the cost of retired property, together with any cost associated with retirement and less any salvage value or proceeds received, is charged to accumulated depreciation. Maintenance, repairs and replacement of minor items of plant are charged to expense as incurred.

     In accordance with a rate order issued by the PSC, Artesian Water accrues an Allowance for Funds Used During Construction ("AFUDC"). AFUDC, which represents the cost of funds devoted to construction projects through the date the project is placed in service, is capitalized as part of construction work in progress. The rate used for the AFUDC calculation is based on Artesian Water's weighted average cost of debt and the rate of return on equity authorized by the PSC. The rates used to capitalize AFUDC in 1998, 1997 and 1996 were 9.5%, 9.7% and 10.9%, respectively.

     Utility plant comprised:

                                                          ESTIMATED       DECEMBER 31,
                                                         USEFUL LIFE   -------------------
                                                          IN YEARS       1998       1997
                                                         -----------   --------   --------
                                                                         (IN THOUSANDS)
Utility plant, at original cost
  Utility plant in service
     Intangible plant..................................     --         $    113   $    118
     Source of supply plant............................   45-85           6,489      4,327
     Pumping and water treatment plant.................   35-62          12,588     10,257
     Transmission and distribution plant
        Mains..........................................     81           70,237     64,468
        Services.......................................     39           11,847     10,769
        Storage tanks..................................     76            8,906      7,495
        Meters.........................................     26            6,799      6,422
        Hydrants.......................................     60            3,973      3,708
     General plant.....................................    5-31           9,477      8,385
  Property held for future use.........................     --            2,210      2,098
  Construction work in progress........................     --            1,402      2,830
                                                                       --------   --------
                                                                        134,041    120,877
  Less accumulated depreciation........................                  24,261     23,183
                                                                       --------   --------
                                                                       $109,780   $ 97,694
                                                                       ========   ========

     Depreciation and Amortization -- For financial reporting purposes, depreciation is provided using the straight-line method at rates based on estimated economic useful lives which range from five to 85 years. Composite depreciation rates for utility plant were 2.11%, 2.38% and 2.35% for the years ended

                         ARTESIAN RESOURCES CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

December 31, 1998, 1997 and 1996, respectively. In a rate order issued by the PSC, the Company was directed effective January 1, 1998 to begin using revised depreciation rates for utility plant. In rate orders issued by the PSC, Artesian Water was directed effective May 28, 1991 and August 25, 1992 to offset depreciation on utility property funded by Contributions in Aid of Construction ("CIAC") and Advances for Construction ("Advances"), respectively, against CIAC and Advances. Other deferred assets are amortized using the straight-line method over applicable lives which range from two to ten years. The expense which would result from depreciating Artesian Water's leased office building and shop complex on a straight-line basis over the lease term is not an allowable cost of service. Thus, depreciation of the leased property has been modified so that the total interest on the lease obligation and depreciation of the leased property is equal to the rental expense that is allowed for ratemaking purposes. At December 31, 1997, the fully amortized leased property was retired from General Plant and the five-year lease renewal, which commenced January 1, 1998, is being accounted for as an operating lease.

     Regulatory Assets -- Certain expenses, which are recoverable through rates as permitted by the PSC, are deferred and amortized during future periods using various methods. Expenses related to rate proceedings are amortized on a straight-line basis, over a period of two to five years. The postretirement benefit obligation, which is being amortized over 20 years, is adjusted for the difference between the net periodic postretirement benefit costs and the cash payments. Deferred income taxes will be amortized over future years as the tax effects of temporary differences previously flowed through to the customers reverse.

     Regulatory assets at December 31, net of amortization, comprised:

                                                       1998     1997
                                                      ------   ------
                                                      (IN THOUSANDS)
Postretirement benefit obligation...................  $1,627   $1,704
Deferred income taxes recoverable in future rates...     695      710
Expense of rate proceedings.........................     364      404
                                                      ------   ------
                                                      $2,686   $2,818
                                                      ======   ======

     Other Deferred Assets -- Certain expenses are deferred and amortized using the straight-line method over various time periods ranging from two years to 25 years. In 1992, Artesian Water entered a ten-year agreement for a water service interconnection with the Chester (Pennsylvania) Water Authority ("Chester"). The interconnection was placed in service during October 1992 at a total cost of $1.5 million and is being amortized over a ten-year period as approved by the PSC.

     Other deferred assets at December 31, net of amortization, comprised:
                                                       1998     1997
                                                      ------   ------
                                                      (IN THOUSANDS)
Chester interconnection.............................  $  576   $  730
Debt issuance expense...............................     225      256
Other...............................................     270      222
                                                      ------   ------
                                                      $1,071   $1,208
                                                      ======   ======

     Advances for Construction -- Water mains, services and hydrants or cash advances to reimburse Artesian Water its costs to construct water mains, services and hydrants, are contributed to Artesian Water by customers, real estate developers and builders in order to extend water service to their properties. The value of these contributions is recorded as Advances. Artesian Water makes refunds on these Advances over a specific period of time based on operating revenues generated by the specific plant or as new customers are connected to the mains. After all refunds are made, any remaining balance is transferred to CIAC.

                         ARTESIAN RESOURCES CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

     Contributions in Aid of Construction -- CIAC includes the non-refundable portion of advances for construction and direct contributions of water mains, services and hydrants or cash to reimburse Artesian Water its costs to construct water mains, services and hydrants by customers, real estate developers and builders in order to extend water service to their properties.

     Income Taxes -- Deferred income taxes are provided in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," on all differences between the tax basis of assets and liabilities and the amounts at which they are carried in the financial statements based on the enacted tax rates to be in effect when such temporary differences are expected to reverse.

     The difference between state income tax at the statutory rate of 8.7% and the effective rate of 9.1% in 1997 and 1996 is primarily attributable to Artesian Resources filing a separate state tax return for each of its subsidiaries as required, whereby current year losses of certain subsidiaries cannot be offset against taxable income of others.

     The Tax Reform Act of 1986 mandated that Advances and CIAC received subsequent to December 31, 1986 generally are taxable income to Artesian Water. For Advances, Artesian Water was directed by the PSC to pay the related taxes and collect amounts equal to the taxes paid from the developer. For CIAC, Artesian Water was directed to pay the taxes instead of the developer contributing the taxes. The 1996 Tax Act provides an exclusion from taxable income for CIAC and Advances received after June 12, 1996 by Artesian Water that are not included in rate base for rate-making purposes.

     Investment tax credits were deferred through 1986 and are recognized as a reduction of deferred income tax expense over the estimated economic useful lives of the related assets.

     Net Income Per Common Share -- The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"), in the fourth quarter of 1997. SFAS No. 128 requires the Company to use methods for calculating earnings per share that differ from methods used in prior periods and requires the Company to restate net income per share reported in prior periods. The adoption of this statement had no effect on the results of operations, financial conditions or long-term liquidity.

     Revenue Recognition and Unbilled Revenues -- Water service revenue for financial statement purposes includes amounts billed to customers on a cycle basis and unbilled amounts based upon estimated usage from the date of the last meter reading to the end of the accounting period.

     Cash and Cash Equivalents -- For purposes of the Consolidated Statements of Cash Flows, Artesian Resources considers all temporary cash investments with a maturity of three months or less to be cash equivalents. Artesian Water utilizes its bank's controlled disbursement service to reduce the use of its lines of credit by funding checks as they are presented to the bank for payment rather than at issuance. If the checks currently outstanding but not yet funded exceed the cash balance on Artesian Water's books, the net liability is recorded as a current liability on the balance sheet in the Overdraft Payable account.

     Use of Estimates in the Preparation of Consolidated Financial Statements -- The consolidated financial statements were prepared in conformity with generally accepted accounting principles, which require management to make estimates that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's estimate.

     Reclassifications -- Certain previously reported amounts have been reclassified to conform with current year presentation.

                         ARTESIAN RESOURCES CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 2 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

     Current Assets and Liabilities -- For those current assets and liabilities that are considered financial instruments, the carrying amounts approximate fair value because of the short maturity of those instruments.

     Long-Term Financial Liabilities -- The fair value of Artesian Resources' long-term debt and mandatorily redeemable preferred stock as of December 31, 1998 and 1997, determined by discounting their future cash flows using current market interest rates on similar instruments with comparable maturities, were approximately as follows:

                                                            1998                          1997
                                                  ------------------------      ------------------------
                                                  CARRYING      ESTIMATED       CARRYING      ESTIMATED
                                                   AMOUNT       FAIR VALUE       AMOUNT       FAIR VALUE
                                                  --------      ----------      --------      ----------
                                                                      (IN THOUSANDS)
Long-term debt..............................      $32,053        $35,205        $32,103        $34,200
Mandatorily redeemable preferred stock......      $   500        $   454        $   600        $   544
                                                  =======        =======        =======        =======

     The fair value of Advances cannot be reasonably estimated due to the inability to accurately estimate future refunds expected to be paid over the life of the contracts. Refund payments are based on the water sales to new customers in the particular development constructed. Future refunds expected to be paid would have to be estimated on a per contract basis using the past history of refund payments. The fair value of Advances would be less than the carrying amount because these financial instruments are non-interest bearing.

NOTE 3 -- INCOME TAXES

     Deferred income taxes reflect temporary differences between the valuation of assets and liabilities for financial tax reporting. Deferred income taxes at December 31, 1998 and 1997 were comprised of the following:

                                                              1998      1997
                                                             -------   -------
                                                              (IN THOUSANDS)
Deferred tax assets related to:
  Federal minimum tax credit carryforwards.................  $   879   $   560
  Federal and state operating loss carryforwards...........      665       898
  Bad debt allowance.......................................       28        18
  Valuation allowance......................................     (665)     (670)
                                                             -------   -------
     Total deferred tax assets.............................      907       806
                                                             -------   -------
Deferred tax liabilities related to:
  Property plant and equipment basis differences...........   (2,246)     (796)
  Expenses of rate proceedings.............................     (145)     (161)
  Property taxes...........................................     (218)     (207)
  Other....................................................       41        (7)
                                                             -------   -------
     Total deferred tax liabilities........................   (2,568)   (1,171)
                                                             -------   -------
     Net deferred tax liability............................  $(1,661)  $  (365)
                                                             =======   =======

                         ARTESIAN RESOURCES CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 3 -- INCOME TAXES -- (CONTINUED)

     Deferred taxes, which are classified into a net current and non-current balance, are presented in the balance sheet as follows:
                                                              1998      1997
                                                             -------   -------
                                                             (IN THOUSANDS)
Current deferred income tax................................  $  (190)  $  (189)
Non-current deferred income tax............................   (1,471)     (176)
                                                             -------   -------
     Net deferred tax liability............................  $(1,661)  $  (365)
                                                             =======   =======

     At December 31, 1998, for state income tax purposes, Artesian Resources recorded a deferred tax asset of $710,000 to reflect separate company net operating loss carryforwards aggregating approximately $7,641,000. These net operating loss carryforwards will expire if unused between 1998 and 2018. Artesian Resources has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized due to the expiration of the state net operating loss carryforwards. The valuation allowance decreased from $670,000 in 1997 to $665,000 in 1998 as a result of utilization of net operating losses that were expected to expire unutilized.

     At December 31, 1997, for federal income tax purposes, there was a consolidated net operating loss carryforward of approximately $575,000, which was carried back and used in its entirety in 1998. At December 31, 1998, for federal income tax purposes, there were minimum tax credit carryforwards aggregating approximately $879,000 resulting from the payment of alternative minimum tax in current and prior years. These minimum tax credit carryforwards may be carried forward indefinitely to offset future regular federal income taxes. Artesian Resources has not recorded a valuation allowance for these federal tax carryforwards, because the Company believes it is more likely than not that such benefits will be realized.

NOTE 4 -- PREFERRED STOCK

     Artesian Resources has two classes of preferred stock outstanding. The 7% Prior Preferred Stock (on which dividends are cumulative) is redeemable at Artesian Resources' option at $30.00 per share plus accrued dividends. The 9.96% Series Cumulative Prior Preferred Stock has annual mandatory redemption requirements and is redeemable at Artesian Resources' option at various declining prices ranging from $25.75 through January 31, 2000, to $25.00 after February 1, 2003. Under mandatory sinking fund provisions, redemptions will aggregate $100,000 (4,000 shares) annually in 1999 through 2003. The Company also has 100,000 shares of $1.00 par value Series Preferred Stock authorized but unissued. See the Consolidated Statements of Stockholders' Equity.

     The following Cumulative Prior Preferred stock was outstanding at December 31:

                                                               PAR VALUE
                                                               OF SHARES      CASH
                                                     SHARES   OUTSTANDING   DIVIDENDS
                                                     ------   -----------   ---------
                                                              (IN THOUSANDS)
Mandatorily Redeemable
  Authorized.......................................    80          --           --
  Outstanding at December 31:
     8 1/2% Series
             1997..................................     1        $ 13          $ 1
             1996..................................     1          25            2
     9.96% Series
             1998..................................    24        $600          $62
             1997..................................    28         700           72
             1996..................................    32         800           82

                         ARTESIAN RESOURCES CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 5 -- COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

     The Class A Non-Voting Common Stock ("Class A Stock") of Artesian Resources trades on the Nasdaq National Market under the symbol ARTNA. The Class B Common Stock of Artesian Resources trades on the Nasdaq Bulletin Board under the symbol ARTNB.

     In 1996, Artesian Resources issued 675,000 shares of Class A Stock at $15.00 per share. Net proceeds from the offering were used to reduce debt incurred to finance investment in utility plant.

     Contributions to the Tax Reduction Act Employees' Stock Ownership Plan ("PAYSOP") by Artesian Resources for the purchase of its Class B Common stock on behalf of employees were limited to dividend reinvestments in 1997 and 1996. In 1997, the PAYSOP was merged into the Company's 401(k) plan. Under Artesian Resources' dividend reinvestment plan, stockholders were issued 12,876, 11,589 and 13,536 shares at fair market value for the reinvestment of $243,000, $204,000 and $212,000 of their cash dividends for the years 1998, 1997 and 1996, respectively.

NOTE 6 -- DEBT

     Artesian Water has available unsecured lines of credit, with no financial covenant restrictions, totaling $35.0 million at December 31, 1998, which are renewable annually at the banks' discretion. Borrowings under the lines of credit bear interest based on the London Interbank Offering Rate ("LIBOR") plus 1.0% for 30, 60, 90 or 180 days or the banks' Federal Funds Rate plus 1.0%, at the option of Artesian Water.

     At December 31, 1998, 1997 and 1996, Artesian Water had $7.7 million, $1.2 million and $9.1 million outstanding under these lines at weighted average interest rates of 6.0%, 7.6% and 7.0%, respectively. The maximum amount outstanding was $9.1 million, $13.0 million and $11.4 million in 1998, 1997 and 1996, respectively. The average amount outstanding was approximately $4.4 million, $5.1 million and $9.1 million, at weighted average annual interest rates of 6.0%, 6.5% and 6.9% in 1998, 1997 and 1996, respectively.

     On June 17, 1997, Artesian Water issued a $10.0 million, 7.84%, ten year Series M First Mortgage Bond and borrowed $2.5 million against a $5.0 million, ten year Series N First Mortgage Bond to repay the outstanding balance on the lines of credit. On September 18, 1997, Artesian Water borrowed the remaining $2.5 million on the Series N First Mortgage Bond. The $5.0 million, ten year Series N First Mortgage Bond has a fixed interest rate of 7.56%. On February 1, 2003, the Series L First Mortgage Bond matures. No other repayments or sinking fund deposits on first mortgage bonds are required over the next five years. As of December 31, 1998 and 1997, substantially all of Artesian Water's utility plant was pledged as security for the First Mortgage Bonds. In addition, the trust indentures contain covenants which limit long-term debt, including the current portion thereof, to 66 2/3% of total capitalization including the current portion of the long-term debt, and which, in certain circumstances, could restrict the payment of cash dividends. As of December 31, 1998, however, no dividend restrictions were imposed under these covenants.

     Long-term debt consisted of:

                                                              DECEMBER 31,
                                                            -----------------
                                                             1998      1997
                                                            -------   -------
                                                             (IN THOUSANDS)
First mortgage bonds
  Series K, 10.17%, due March 1, 2009.....................  $ 7,000   $ 7,000
  Series L, 8.03%, due February 1, 2003...................   10,000    10,000
  Series M, 7.84%, due December 31, 2007..................   10,000    10,000
  Series N, 7.56%, due December 31, 2007..................    5,000     5,000
                                                            -------   -------
                                                             32,000    32,000
Capitalized lease obligations.............................       96       149
                                                            -------   -------
                                                             32,096    32,149
Less current maturities...................................       43        46
                                                            -------   -------
                                                            $32,053   $32,103
                                                            =======   =======

                         ARTESIAN RESOURCES CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 7 -- NON-UTILITY OPERATING REVENUE AND EXPENSES

     Non-utility operating revenue consisted of $71,000 in rental income received by Artesian Development Corporation in 1996. No non-utility operating revenue was received in 1998 or 1997.

     On December 19, 1996, Artesian Wastewater Management, Inc. ("Artesian Wastewater") was created as an additional non-regulated subsidiary of Artesian Resources. Artesian Wastewater plans to provide wastewater treatment services in Delaware. On March 12, 1997, Artesian Wastewater became a one-third owner in AquaStructure Delaware, L.L.C., which intends to develop and market various proposals to provide wastewater treatment services. No operations have occurred under Artesian Wastewater for 1998, 1997 and 1996.

     Non-utility operating expenses were as follows:

                                                       1998      1997      1996
                                                       ----      ----      ----
                                                            (IN THOUSANDS)
Artesian Wastewater..............................      $26       $19       $--
Artesian Laboratories............................       --        10        --
Artesian Development.............................       --        --        53
Artesian Resources...............................        7        12        --
                                                       ---       ---       ---
  Total..........................................      $33       $41       $53
                                                       ===       ===       ===

     In October 1995, Artesian Development entered into an agreement with an unrelated third party for the sale of its rental office building and land. Artesian Development recorded an additional $53,000 in 1996 for the sale of this land and building.

NOTE 8 -- RELATED PARTY TRANSACTIONS

     The office building and shop complex utilized by Artesian Water are leased at an average annual rental of $180,000 from a partnership, White Clay Realty, in which certain of Artesian Resources' officers and directors are partners. The lease expires in December 2002, with provisions for renewals for two five-year periods thereafter. Management believes that the payments made to White Clay Realty for the lease of its office building and shop complex are comparable to what Artesian Water would have to pay to unaffiliated parties for similar facilities (See Note 11).

     Artesian Water leases certain parcels of land for water production wells from Glendale Enterprises Limited, a company wholly-owned by Ellis D. Taylor, a shareholder of greater than five percent of Artesian Resources, at an annual rental of $44,000. Renewal of the lease is automatic from year to year unless 60 days' written notice is given by either party before the end of the year's lease. The annual rental is adjusted each year by the consumer price index as of June 30 of the preceding year. Artesian Water has the right to terminate this lease by giving 60 days' written notice should the water supply be exhausted or other conditions beyond the control of Artesian Water materially and adversely affect its interest in the lease.

     Expenses associated with related party transactions were as follows:

                                                       1998      1997      1996
                                                       ----      ----      ----
                                                            (IN THOUSANDS)
White Clay Realty..................................    $184      $204      $204
Glendale Enterprises...............................      44        43        42
                                                       ----      ----      ----
  Total............................................    $228      $247      $246
                                                       ====      ====      ====

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -- STOCK COMPENSATION PLANS

     At December 31, 1998, the Company has two stock-based compensation plans, which are described below. The Company applies APB Opinion 25 and related interpretations in accounting for compensation expense under its plans. Accordingly, the compensation cost that has been charged against income for the two plans was $44,000, $48,000 and $42,000 for 1998, 1997 and 1996,
respectively. Had compensation cost for the Company's two plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method recommended by Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," the Company's net income and net income per common share would have been reduced to the pro-forma amounts indicated below:

                                                        1998        1997        1996
                                                       ------      ------      ------
                                                         (IN THOUSANDS, EXCEPT PER
                                                                SHARE DATA)
Net income applicable to common stock
  As reported....................................      $2,638      $1,892      $1,554
  Pro-forma......................................      $2,594      $1,850      $1,496
Basic net income per common share
  As reported....................................      $ 1.47      $ 1.07      $ 1.03
  Pro-forma......................................      $ 1.44      $ 1.05      $ 0.99
Diluted net income per common share
  As reported....................................      $ 1.45      $ 1.07      $ 1.03
  Pro-forma......................................      $ 1.43      $ 1.04      $ 0.99

     In 1998, the Company amended the 1992 Non-Qualified Stock Option Plan (the "1992 Plan") increasing the number of shares of Class A Stock authorized for issuance from 100,000 to 250,000. Under the 1992 Plan (i) the maximum amount of shares of Class A Stock that may be granted to any individual during the term of the 1992 Plan is an amount equal to 50% of the number of shares of Class A Stock available for issuance under the 1992 Plan, (ii) the Company may require a participant to enter into a covenant not to compete and/or a confidentiality agreement as a condition of an option grant, (iii) provisions relating to grants to directors and officers of the Company were changed to add a prohibition on amending such provisions more than once in any six-month period, to extend the exercise term from one to ten years and to eliminate the possibility of administrative discretion with respect to such grants, and (iv) the provision that limited to 34 the number of plan participants eligible to receive options under the 1992 Plan within any calendar year was removed. Options to purchase shares of Class A Stock may be granted to employees at prices not less than 85% of the fair market value on the date of grant. Employees who participate and who are not executive officers or directors of the Company may receive options to purchase up to 1,000 shares. Each director or officer who participates in any year may request an option to purchase 3,000 shares of stock. The option price for directors and officers of the Company is 90% of the fair market value on the date of grant. Options granted under this plan extend for a period of one year, are exercisable after six months of service from the date of initial grant, after one year of service to the Company, and are adjusted for stock dividends and splits.

     In 1996, the Company instituted the Incentive Stock Option Plan (the "ISO Plan"), under which the Company may grant options to its key employees and officers for up to 100,000 shares of Class A Stock. Options are granted at the fair market value on the date of grant. The option exercise period shall not exceed ten years from the date of grant and will be determined by the Company for each stock option granted. Options granted will vest in accordance with the terms and conditions determined by the Company and are adjusted for stock dividends and splits.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1998, 1997

                         ARTESIAN RESOURCES CORPORATION

NOTE 9 -- STOCK COMPENSATION PLANS -- (CONTINUED)

and 1996, respectively: dividend yield of 4.7%, 5.1% and 6.0%; expected volatility of .30%, .33% and .31%; risk free interest rates of 4.96%, 5.63% and 4.90% for the employee options under the 1992 Plan, 5.57%, 6.65% and 6.60% for the director and officer options under the 1992 Plan and 6.60% for the 1996 ISO Plan options; and expected lives of one year for the employee options and five years for the director and officer options under the 1992 Plan for all years, five years for 1997 and 1996 and five years for the 1996 ISO Plan options. In 1998 and 1997, no ISO Plan options were granted.

     A summary of the status of the Company's outstanding stock options as of December 31, 1998, 1997 and 1996, and changes during the years ending on those dates is presented below:

                                               1998                1997                 1996
                                         -----------------   -----------------   ------------------
                                                  WEIGHTED            WEIGHTED             WEIGHTED
                                                  AVERAGE             AVERAGE              AVERAGE
                                                  EXERCISE            EXERCISE             EXERCISE
                                         SHARES    PRICE     SHARES    PRICE     SHARES     PRICE
                                         ------   --------   ------   --------   -------   --------
Plan options
  Outstanding at beginning of year.....  63,786    $14.24    43,554    $13.30     25,063    $12.44
  Granted..............................  28,498     17.15    25,887     15.50     47,340     13.24
  Exercised............................  (1,078)    15.33    (4,844)    12.84    (18,709)    12.46
  Cancelled............................  (7,149)    14.27      (811)    12.47    (10,140)    12.45
                                         ------              ------              -------
  Outstanding at end of year...........  84,057     15.21    63,786     14.24     43,554     13.30
                                         ======              ======              =======
Options exercisable at year end........  72,903    $15.32    48,921    $14.22     25,354    $12.67
                                         ======              ======              =======
Weighted average fair value of options
  granted during the year..............  $19.09              $17.29              $ 14.16
                                         ======              ======              =======

     The following tables summarize information about employee stock options outstanding at December 31, 1998:

Options Outstanding

         RANGE OF     SHARES OUTSTANDING AT  WEIGHTED-AVERAGE  WEIGHTED-AVERAGE
      EXERCISE PRICE    DECEMBER 31, 1998     REMAINING LIFE    EXERCISE PRICE
      --------------  ---------------------  ----------------  ----------------
      $12.71-$19.13          84,057             8.1 Years           $15.21

Options Exercisable

                 RANGE OF      SHARES EXERCISABLE AT   WEIGHTED-AVERAGE
              EXERCISE PRICE     DECEMBER 31, 1998      EXERCISE PRICE
              --------------   ---------------------   ----------------
              $12.71-$17.13           72,903                $15.32

NOTE 10 -- EMPLOYEE BENEFIT PLANS

     401(k) Plan -- Artesian Resources has a defined contribution 401(k) Salary Reduction Plan (the "Plan") which covers substantially all employees. Under the terms of the Plan, Artesian Resources contributes 2% of eligible salaries and wages and matches employee contributions up to 6% of gross pay at a rate of 50%. Artesian Resources may, at its option, make additional contributions of up to 3% of eligible salaries and wages. No such additional contributions were made in 1998, 1997 and 1996. Plan expenses, which include Company contributions and administrative fees, for the years 1998, 1997 and 1996 were approximately $210,000, $255,000 and $259,000, respectively.

     Postretirement Benefit Plan -- Artesian Resources has a Postretirement Benefit Plan (the "Benefit Plan") which provides medical and life insurance benefits to certain retired employees. Prior to the amendment of the Benefit Plan, as described below, substantially all employees could become eligible for these benefits if they reached retirement age while still working for Artesian Resources.

     Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), requires Artesian Resources to accrue the expected cost of providing postretirement health care and life insurance benefits as employees

                         ARTESIAN RESOURCES CORPORATION

NOTE 10 -- EMPLOYEE BENEFIT PLANS -- (CONTINUED)

render the services necessary to earn the benefits. Artesian Resources elected to defer recognition and amortize its approximately $3.1 million transition obligation over 20 years, of which $154,000 was recognized at December 31, 1993.

     In February 1994, Artesian Resources amended its Benefit Plan effective January 1, 1993 to reduce eligibility. As a result of the amendment, only current retirees and certain "grandfathered" active employees are eligible for benefits.

     The amendment had the effect of reducing the unrecognized obligation by approximately $1.5 million to $1.6 million, and eligible participants by 108 to
23. The amendment also had the effect of curtailing the Benefit Plan. This curtailment resulted in a curtailment loss of approximately $1.5 million. This loss, when added to the 1993 amortization of $154,000, increased the Company's recorded liability with respect to SFAS 106 to approximately $1.6 million.

     Artesian Resources recognized an offsetting regulatory asset with respect to the SFAS 106 liability. This asset is recorded based on the PSC order which permits Artesian Water to continue recovery of postretirement health care and life insurance expense on a pay-as-you-go basis for the remaining eligible employees. Artesian Water anticipates liquidating its SFAS 106 obligation and substantially recovering the expenses in rates over a period of approximately 20 years (based on the age and life expectancy of the remaining eligible participants). Further, expense recovery as a percentage of rates is expected to remain constant over the initial years, and then decline until the obligation is liquidated. Amounts charged to expense were $78,000, $70,000 and $90,000 for 1998, 1997 and 1996, respectively.

     The following table sets forth the amounts recognized in Artesian Resources' Consolidated Balance Sheets for the Benefit Plan as of December 31:

                                                          1998         1997
                                                         -------      -------
                                                            (IN THOUSANDS)
Change in benefit obligation:
Benefit obligation at beginning of year..............    $   872      $   926
Interest cost........................................         59           69
Plan participant contributions.......................          2            0
Actuarial gain.......................................        (17)         (53)
Benefits paid........................................        (78)         (70)
                                                         -------      -------
Benefit obligation at end of year....................    $   838      $   872
                                                         =======      =======
Change in plan assets:
Fair value of plan assets at beginning of year.......    $     0      $     0
Employer contributions...............................         76           68
Plan participant contributions.......................          2            2
Benefits paid........................................        (78)         (70)
                                                         -------      -------
Fair value of plan assets at end of year.............    $     0      $     0
                                                         =======      =======
Accrued expense:
Funded status........................................    $  (838)     $  (872)
Unrecognized net gain................................       (917)        (967)
Unrecognized transition obligation...................        128          136
                                                         -------      -------
Accrued postretirement benefit cost..................    $(1,627)     $(1,704)
                                                         =======      =======

                         ARTESIAN RESOURCES CORPORATION

NOTE 10 -- EMPLOYEE BENEFIT PLANS -- (CONTINUED)

     For measurement purposes, an 8.5% annual rate of increase in per capita cost of covered health care benefits was assumed for 1998; the rate was assumed to decrease gradually to 5% through the year 2006 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation as of December 31, 1998 by $60,000 and the interest cost component of net periodic postretirement benefit cost for the year then ended by $5,000.

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.75% and 7.0% for the years ended December 31, 1998 and 1997, respectively.

     Supplemental Pension Plan -- Effective October 1, 1994, Artesian Water established a Supplemental Pension Plan (the "Supplemental Plan") to provide additional retirement benefits to full-time employees hired prior to April 26, 1994. The purpose of the Supplemental Plan is to help employees save for future retiree medical costs, which will be paid by employees. The Supplemental Plan accomplishes this objective by providing additional cash resources to employees upon a termination of employment or retirement, to meet the cost of future medical expenses. Artesian Water has established a contribution based upon each employee's years of service ranging from 2% to 6% of eligible salaries and wages. Artesian Water also provides additional benefits to individuals who were over age 50 as of January 1, 1994. These individuals are referred to as the "Transition Group." Effective November 1, 1994, individuals eligible for the Transition Group had the opportunity to defer compensation to the Supplemental Plan, and to receive a transition matching contribution for five years. Each one dollar of eligible salaries and wages deferred by the Transition Group is matched with three, four or five dollars by Artesian Water based on the employee's years of service subject to certain limitations under the federal tax rules. Plan expenses, which include Company contributions and administrative fees, for the years 1998, 1997 and 1996 were approximately $239,000, $228,000 and $220,000, respectively.

NOTE 11 -- COMMITMENTS

     In 1972, the Company entered into a 25-year lease for an office building and shop complex at an aggregate annual rental of $204,000 from a partnership, White Clay Realty (See Note 8). This lease was accounted for as a capital lease; accordingly, the present value of the total rental payments for the leased property at the inception of the lease ($1.9 million) was recorded in General Plant and in Capitalized Lease Obligations. At December 31, 1997, the fully amortized leased property was retired from General Plant. On January 1, 1998, the Company renewed its lease for an average annual rental of $180,000, for five years, which is being accounted for as an operating lease. Artesian Water may terminate the lease at any time by purchasing the leased facilities for (i) an amount equal to the sum of any mortgage on such facilities and any accrued rental to date or (ii) its fair market value, whichever is higher.

     In 1995, Artesian Water entered into four five-year leases for computer equipment and in 1997 Artesian Water entered a ten-year lease for a land easement which have been recorded as capital leases. Also in 1997, Artesian Water entered a 33-year operating lease for a parcel of land with improvements located in South Bethany, a municipality in Sussex County, Delaware.

     During 1996, Artesian Water entered into a ten-year lease commitment for office space. Rent expense for the office space for 1998, 1997 and 1996 was $64,000, $62,000 and $48,000, respectively.

                         ARTESIAN RESOURCES CORPORATION

NOTE 11 -- COMMITMENTS -- (CONTINUED)

     Future minimum annual rental payments under operating lease obligations as of December 31, 1998, are as follows:

                                                  (IN THOUSANDS)
                                                  --------------
1999............................................      $  248
2000............................................         247
2001............................................         246
2002............................................         246
2003............................................          72
Thereafter......................................         192
                                                      ------
                                                      $1,251
                                                      ======

     Artesian Water has two water service interconnection agreements with two neighboring utilities which require minimum annual purchases. Rates charged under all agreements are subject to change. Effective August 1, 1997, Artesian Water renegotiated the contract with Chester Water Authority to, among other things, reduce the minimum purchase requirements from 1,459 million gallons to 1,095 million gallons annually and to extend the contract through the year 2021. The minimum annual purchase commitments for all interconnection agreements for 1999 through 2003 and the aggregate total for the years 2004 through 2021, at current rates, are as follows:

                                                  (IN THOUSANDS)
                                                  --------------
1999............................................     $ 2,429
2000............................................       2,429
2001............................................       2,429
2002............................................       2,157
2003............................................       2,157
2004 through 2021...............................      38,829
                                                     -------
                                                     $50,430
                                                     =======

     Expenses for purchased water were $2,616,000, $2,703,000 and $2,663,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

     Budgeted mandatory utility plant expenditures, due to planned governmental highway projects which require the relocation of Artesian Water's water service mains, expected to be incurred in 1999 through 2003 are as follows:

                                                  (IN THOUSANDS)
                                                  --------------
1999............................................     $ 1,200
2000............................................       1,323
2001............................................         550
2002............................................         200
2003............................................         400
                                                     -------
                                                     $ 3,673
                                                     =======

     The exact timing and extent of these relocation projects is controlled primarily by the Delaware Department of Transportation.

                         ARTESIAN RESOURCES CORPORATION

NOTE 12 -- GEOGRAPHIC CONCENTRATION OF CUSTOMERS

     Artesian Water provides water utility service to customers within its established service territory in portions of Delaware, pursuant to rates filed with and approved by the PSC. As of December 31, 1998, Artesian Water was serving 60,688 customers.

NOTE 13 -- NET INCOME PER COMMON SHARE AND EQUITY PER COMMON SHARE

     In December 1997, the Company adopted SFAS No. 128, "Earnings per Share," which prescribes two methods for calculating net income per common share: the "Basic" and "Diluted" methods. These calculations differ from those used in prior periods and as a result all prior period earnings per share data were restated in 1997 to reflect the adoption of SFAS No. 128. Basic net income per share is based on the weighted average number of common shares outstanding. Diluted net income per share is based on the weighted average number of common shares outstanding and potentially dilutive effect of employee stock options. The adoption of this statement had no effect on the results of operations, financial condition or long-term liquidity of the Company. The following table summarizes the shares used in computing basic and diluted net income per share:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1998     1997     1996
                                                              ------   ------   ------
                                                                   (IN THOUSANDS)
Average common shares outstanding during the period for
  Basic computation.........................................  1,796    1,762    1,509
Dilutive effect of employee stock options...................     20       13        6
                                                              -----    -----    -----
Average common shares outstanding during the period for
  Diluted computation.......................................  1,816    1,775    1,515
                                                              =====    =====    =====

     Equity per common share was $15.34, $14.78 and $14.58 at December 31, 1998, 1997 and 1996, respectively. These amounts were computed by dividing stockholders' equity excluding preferred stock by the number of shares of common stock outstanding at the end of each year.

NOTE 14 -- YEAR 2000 COMPLIANCE

     Management has completed an assessment of all of Artesian Resources' information and non-information technology systems and implemented a company-wide program which continues to test and correct all critical systems to ensure Year 2000 compliance. The Company has dedicated the financial, technical and management resources required to achieve expected Year 2000 compliance. The Company has identified the critical systems for operations and expects to be compliant by June 30, 1999. Additionally, in 1998, the Company adopted management practices which require that any new systems or system upgrades be Year 2000 compliant prior to their purchase and implementation.

     In 1998, the Company undertook a comprehensive program to assess providers of critical services for the purpose of identifying and minimizing exposure to Year 2000 risks that are not under the Company's direct control. The Company is currently developing contingency plans which are expected to be in place by June 30, 1999. Contingency plans include, but are not limited to, the installation of back-up generators in case of power loss, increasing inventory levels in late 1999 for crucial materials and supplies, including gasoline, diesel fuel and water treatment chemicals; and identifying alternate providers in case the primary providers cannot meet delivery requirements.

     The Company is implementing its Year 2000 compliance program in the normal course of business and does not anticipate a material impact on the Company's business, results of operations, liquidity or capital resources. As a result of the Company's overall corporate automation plan

                         ARTESIAN RESOURCES CORPORATION

NOTE 14 -- YEAR 2000 COMPLIANCE -- (CONTINUED)

developed in 1994, the Company has capitalized $395,000 during the year ended December 31, 1998 on new computer software and hardware, some of which replaced software and hardware which was not Year 2000 compliant. The Company does not anticipate any significant capital expenditures for computer software and hardware in 1999 for the purpose of achieving Year 2000 compliance.

NOTE 15 -- IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company adopted this statement effective January 1, 1998, and has no components of comprehensive income to report.

     In June 1997, FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," which established standards for reporting information about operating segments in interim financial reports issued to shareholders. It also established standards for related disclosure about products and services, geographic areas and major customers. The Company adopted this statement effective January 1, 1998.

     In February 1998, FASB issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosure about Pension and Other Postretirement Benefits," which revised employers' disclosures about pensions and other postretirement benefit plans, and did not change the measurement or recognition of those plans. The Company adopted this statement effective December 31, 1998.

     In June 1998, FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which established accounting and reporting standards for derivative instruments and hedging activities. The Company plans to adopt this statement effective January 1, 2000. The adoption of this statement will not have a material impact on the Company's financial condition or results of operations.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement is effective for financial statements for fiscal years beginning after December 15, 1998. Earlier application is encouraged in fiscal years for which annual financial statements have not been issued. The Company implemented this statement in the first quarter of 1998 and it did not have a material impact on the Company's financial condition or results of operations.

    WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS DOES NOT OFFER TO SELL ANY SHARES IN ANY JURISDICTION WHERE IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF THE DATE SHOWN ON THE COVER PAGE.

                               ------------------

                                     [LOGO]

                                 400,000 SHARES

                        CLASS A NON-VOTING COMMON STOCK

                              -------------------
                                   PROSPECTUS
                              -------------------

                          JANNEY MONTGOMERY SCOTT INC.

                                         , 1999

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a statement of the estimated expenses, other than underwriting discounts and commissions, to be borne by Artesian Resources Corporation ("Artesian Resources" or the "Registrant") in connection with the issuance and distribution of the shares of Class A Non-Voting Common Stock being registered:

Registration fee.                                             $  3,664
NASD filing fee.............................................     1,742
Representative's non-accountable expense allowance..........    50,000
Transfer agent, registrar and custodian fees................     2,500
Printing and engraving......................................    50,000
Legal fees..................................................   100,000
Blue Sky fees and expenses..................................     5,000
Nasdaq National Market listing fee..........................     9,200
Accounting fees.............................................    25,000
Miscellaneous...............................................     2,894
                                                              --------
     Total..................................................  $250,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     A. Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, employees, agents and controlled persons of a corporation under certain conditions and subject to certain limitations. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court of chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually or reasonably incurred by such person in connection therewith.

     B. As permitted by the Delaware General Corporation Law, we have included a provision in our Restated Certificate of Incorporation, as amended (Exhibit 3.1 hereto), that, subject to certain limitations, eliminates the ability of Artesian Resources and our stockholders to recover monetary damages from a director of Artesian Resources for breach of fiduciary duty as a director.
Article VIII of Artesian Resources' By-Laws (Exhibit 3.2 hereto) provides for indemnification of Artesian Resources' directors and officers to the fullest extent authorized by the Delaware General Corporation Law.

     C. Reference is made to Section 8 of the Underwriting Agreement (Exhibit 1 hereto) which provides for indemnification among Artesian Resources and the Underwriters.

     D. As authorized by Section 145 of the Delaware General Corporation Law and
Article VIII of Artesian Resources' By-Laws, we maintain, on behalf of our directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering Artesian Resources for indemnification payments made to our directors and officers for certain liabilities. The premiums for such insurance are paid by Artesian Resources.

ITEM 16. EXHIBITS.

     The following is a list of exhibits filed as part of this Registration Statement. Where so indicated by footnote, exhibits which were previously filed are incorporated by reference.

EXHIBIT NO.                             EXHIBIT
-----------                             -------
   1**        Form of Underwriting Agreement.
   3.1        Restated Certificate of Incorporation, as amended May 17,
              1994 and as amended May 26, 1995. (1)(2)
   3.2        By-laws. (3)
   4.1        Specimen copy of stock certificate for shares of Class A
              Non-Voting Common Stock of the Registrant. (4)
   4.2        Thirteenth and Fourteenth Supplemental Indentures, dated as of June 17, 1997, between Artesian Water Company, Inc.,
              subsidiary of the Registrant ("Artesian Water"), and
              Wilmington Trust Company. (5)
   4.3        Twelfth Supplemental Indenture, dated as of December 5,
              1995, between Artesian Water and Wilmington Trust Company.
              (6)
   4.4        Eleventh Supplemental Indenture, dated as of February 16,
              1993, between Artesian Water and Principal Mutual Life
              Insurance Company. (7)
   4.5        Tenth Supplemental Indenture, dated as of April 1, 1989,
              between Artesian Water and Wilmington Trust Company. (8)
   4.6        Other Supplemental Indentures with amounts authorized of
              less than ten percent of the total assets of the Registrant and its subsidiaries on a consolidated basis will be
              furnished upon request.
   5**        Opinion of Morgan, Lewis & Bockius LLP regarding legality of the shares of Class A Non-Voting Common Stock being
              registered.
  10.1        Lease, dated as of March 1, 1972, between Artesian Water and
              White Clay Realty Company. (8)
  10.2+       Amended and Restated Artesian Resources Corporation 1992
              Non-Qualified Stock Option Plan, as amended. (9)
  10.3+       Cash and Stock Bonus Compensation Plan for Officers. (10)
  10.4+       Incentive Stock Option Plan. (6)
  11*         Statement re: Computation of Net Income per Common Share.
  23.1*       Consent of KPMG LLP.
  23.2**      Consent of Morgan, Lewis & Bockius LLP (included in its
              opinion filed as Exhibit 5 hereto).
  24.1*       Power of Attorney (included on signature page to this
              Registration Statement).
  27*         Financial Data Schedule.

------------------
 + Compensation plans and arrangements for executives and others.

 * Filed herewith.

** To be filed by amendment.

 (1) Incorporated by reference to the exhibit filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.

 (2) Incorporated by reference to the exhibit filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

 (3) Incorporated by reference to the exhibit filed with the Registrant's Current Report on Form 8-K filed April 27, 1993.

 (4) Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-2 (File No. 333-2776) filed March 27, 1996.

 (5) Incorporated by reference to the exhibit filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

 (6) Incorporated by reference to the exhibit filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995.

 (7) Incorporated by reference to the exhibit filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992.

 (8) Incorporated by reference to the exhibit filed with the Registrant's Registration Statement on Form 10 filed April 30, 1990 and as amended pursuant to Form 8 filed June 19, 1990.

 (9) Incorporated by reference to the exhibit filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998.

(10) Incorporated by reference to the exhibit filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993.

ITEM 17. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Newark, Delaware, on February 11, 1999.

                                      ARTESIAN RESOURCES CORPORATION

                                      By: /s/ DIAN C. TAYLOR
                                          -------------------------------------
                                          Dian C. Taylor
                                          Chief Executive Officer and President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     EACH PERSON IN SO SIGNING ALSO MAKES, CONSTITUTES AND APPOINTS DIAN C. TAYLOR AND DAVID B. SPACHT, AND EACH OF THEM ACTING ALONE, HIS OR HER TRUE AND LAWFUL ATTORNEY-IN-FACT, WITH FULL POWER OF SUBSTITUTION, TO EXECUTE AND CAUSE TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, ANY AND ALL AMENDMENTS AND POST-EFFECTIVE AMENDMENTS TO THIS REGISTRATION STATEMENT, AND INCLUDING ANY REGISTRATION STATEMENT FOR THE SAME OFFERING THAT IS TO BE EFFECTIVE UPON FILING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, WITH EXHIBITS THERETO AND OTHER DOCUMENTS IN CONNECTION THEREWITH, AND HEREBY RATIFIES AND CONFIRMS ALL THAT SAID ATTORNEY-IN-FACT OR HIS OR HER SUBSTITUTE OR SUBSTITUTES MAY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

          NAME                                  CAPACITY                              DATE
          ----                                  --------                              ----
/s/ DIAN C. TAYLOR            Chair of the Board, Chief Executive Officer       February 11, 1999
-------------------------     and President
Dian C. Taylor


/s/ DAVID B. SPACHT           Vice President, Chief Financial Officer and       February 11, 1999
-------------------------     Treasurer (principal financial officer and
David B. Spacht               principal accounting officer)


/s/ KENNETH R. BIEDERMAN      Director                                          February 11, 1999
-------------------------
Kenneth R. Biederman


/s/ JOHN R. EISENBREY, JR.    Director                                          February 11, 1999
-------------------------
John R. Eisenbrey, Jr.


/s/ WILLIAM H. TAYLOR, II     Director                                          February 11, 1999
-------------------------
William H. Taylor, II


/s/ WILLIAM C. WYER           Director                                          February 11, 1999
-------------------------
William C. Wyer

                                 EXHIBIT INDEX

 EXHIBIT
SEQUENTIAL                                                                       SEQUENTIAL
  NUMBER           DESCRIPTION                                                   PAGE NUMBER
----------         -----------                                                   -----------
  1**              Form of Underwriting Agreement.
  3.1              Restated Certificate of Incorporation, as amended May 17,
                   1994 and as amended May 26, 1995. (1)(2)
  3.2              By-laws. (3)
  4.1              Specimen copy of stock certificate for shares of Class A
                   Non-Voting Common Stock of the Registrant. (4)
  4.2              Thirteenth and Fourteenth Supplemental Indentures, dated as of June 17, 1997, between Artesian Water Company, Inc.,
                   subsidiary of the Registrant ("Artesian Water"), and
                   Wilmington Trust Company. (5)
  4.3              Twelfth Supplemental Indenture, dated as of December 5,
                   1995, between Artesian Water and Wilmington Trust Company.
                   (6)
  4.4              Eleventh Supplemental Indenture, dated as of February 16,
                   1993, between Artesian Water and Principal Mutual Life
                   Insurance Company. (7)
  4.5              Tenth Supplemental Indenture, dated as of April 1, 1989,
                   between Artesian Water and Wilmington Trust Company. (8)
  4.6              Other Supplemental Indentures with amounts authorized of
                   less than ten percent of the total assets of the Registrant and its subsidiaries on a consolidated basis will be
                   furnished upon request.
  5**              Opinion of Morgan, Lewis & Bockius LLP regarding legality of the shares of Class A Non-Voting Common Stock being
                   registered.
 10.1              Lease, dated as of March 1, 1972, between Artesian Water and
                   White Clay Realty Company. (8)
 10.2+             Amended and Restated Artesian Resources Corporation 1992
                   Non-Qualified Stock Option Plan, as amended. (9)
 10.3+             Cash and Stock Bonus Compensation Plan for Officers. (10)
 10.4+             Incentive Stock Option Plan. (6)
 11*               Statement re: Computation of Net Income per Common Share.
 23.1*             Consent of KPMG LLP.
 23.2**            Consent of Morgan, Lewis & Bockius LLP (included in its
                   opinion filed as Exhibit 5 hereto).
 24.1*             Power of Attorney (included on signature page to this
                   Registration Statement).
 27*               Financial Data Schedule.

------------------

 + Compensation plans and arrangements for executives and others.

 * Filed herewith.

** To be filed by amendment.

 (1) Incorporated by reference to the exhibit filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.

 (2) Incorporated by reference to the exhibit filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

 (3) Incorporated by reference to the exhibit filed with the Registrant's Current Report on Form 8-K filed April 27, 1993.

 (4) Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-2 (File No. 333-2776) filed March 27, 1996.

 (5) Incorporated by reference to the exhibit filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

 (6) Incorporated by reference to the exhibit filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995.

 (7) Incorporated by reference to the exhibit filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992.

 (8) Incorporated by reference to the exhibit filed with the Registrant's Registration Statement on Form 10 filed April 30, 1990 and as amended pursuant to Form 8 filed June 19, 1990.

 (9) Incorporated by reference to the exhibit filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998.

(10) Incorporated by reference to the exhibit filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993.